FINANCIAL HIGHLIGHTS
As at and for the three months ended March 31
(Canadian $ in millions unless otherwise stated and per share information, unaudited)
	2011	2010	% Change
Net income	$989	$1,233	(20)
Less: Net income attributed to non-controlling interest in subsidiaries	(5)	(2)	150
Loss (net income) attributed to participating policyholders	1	(7)	-
Net income attributed to shareholders	$985	$1,224	(20)
Preferred share dividends	(20)	(20)	-
Net income available to common shareholders	$965	$1,204	(20)
Premiums and deposits:
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,815	$2,361	19
Annuity and pension premiums	933	1,058	(12)
Segregated fund deposits	4,780	5,164	(7)
Mutual fund deposits	4,658	2,966	57
Institutional advisory account deposits	669	847	(21)
ASO premium equivalents	684	676	1
Group Benefits ceded	949	906	5
Other fund deposits	168	144	17
Premiums and deposits - targeted growth products	$15,656	$14,122	11
Premiums and deposits - products not targeted for growth	2,006	3,032	(34)
Total premiums and deposits	$17,662	$17,154	3
Funds under management
General fund	$198,603	$190,119	4
Segregated funds excluding institutional advisory accounts	198,736	190,895	4
Mutual funds	50,129	36,766	36
Institutional advisory accounts	22,862	23,074	(1)
Other funds	7,967	7,419	7
Total funds under management	$478,297	$448,273	7
			% of Total	% of Total
Capital			2011	2010

Liabilities for preferred shares and capital instruments	$3,442	$4,010	12	12

Equity
Non-controlling interest in subsidiaries	416	278	1	1
Participating policyholders' equity	185	53	1	-
Shareholders' equity
Preferred shares	1,618	1,422	6	4
Common shares	19,332	19,005	68	59
Contributed surplus	229	204	1	1
Retained earnings	4,124	7,036	14	22
Accumulated other comprehensive income (loss) on AFS securities and translation of self-sustaining foreign operations	(738)	198	(3)	1
Total capital	$28,608	$32,206	100	100

Selected key performance measures
Basic earnings per common share	$0.54	$0.68
Diluted earnings, excluding convertible instruments, per common share	$0.54	$0.68
Diluted earnings per common share	$0.53	$0.66
Return on common shareholders' equity (annualized) 1	17.4%	19.2%
Book value per common share	$12.84	$15.00
Common shares outstanding (in millions)
End of period	1,783	1,761
Weighted average - basic	1,778	1,758
Weighted average - diluted, excluding convertible instruments	1,781	1,763
Weighted average - diluted	1,861	1,834

1 Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

  Manulife Financial Corporation – First Quarter 2011

Message to Shareholders

Our financial results for the first quarter of 2011 demonstrate excellent progress against our strategic plan: delivering sales in products targeted for growth, reducing equity and interest rate risk, improving product mix and profitability, maintaining very strong capital levels, and delivering good customer value and advice.

Manulife’s first quarter net income was $985 million or $0.54 cents per share. Net income, excluding the direct impact of equity markets and interest rates, was $874 million. These results were generated despite much higher equity market hedging costs and the events related to the earthquake in Japan.

We are ahead of our timetable in reducing equity market and interest rate sensitivity and our key operating subsidiary’s MCCSR ratio was a very strong 243 per cent.

Our first quarter sales of wealth and insurance products targeted for growth were up 22 per cent and 15 per cent, respectively. Sales growth in Asia was substantial, with wealth sales more than doubling and insurance sales increasing 27 per cent compared to first quarter 2010. We continued to diversify our business in Canada, which posted record first quarter sales across a broad spectrum of offerings including record mutual fund sales of $595 million dollars, up 68 per cent over first quarter 2010. In the U.S. we see tangible signs of success from our repositioning efforts including record mutual fund sales of $3.5 billion dollars in the first quarter.

I am proud to report that funds under management reached an all time record in the first quarter of $478 billion dollars.

These results support my optimism about our future. We remain true to our fundamental attributes of being strong, reliable, trustworthy and forward-thinking, and focused on executing our strategy.

Donald A. Guloien
President and Chief Executive Officer

This message includes performance measures which are non-GAAP measures. See “Performance and Non-GAAP Measures” in “Management’s Discussion and Analysis” below.

  Manulife Financial Corporation – First Quarter 2011

SALES AND BUSINESS GROWTH

Asia Division

We are successfully executing our strategy to capitalize on the economic opportunities in Asia and diversify our business by both product and channel. We want to express our relief that none of our agents and employees in Japan were injured. Our thoughts continue to be with the people of Japan.

Asia Division insurance sales for the first quarter of 2011 of US$283 million were up 27 per cent from the first quarter of 2010.  Highlights include:

•
Japan insurance sales of US$173 million were up 50 per cent from the first quarter of 2010, with double digit sales growth across all distribution channels.  Managing general agent (“MGA”) channel growth was also buoyed by the launch of a new cancer product this quarter.

•
Asia Other insurance sales in the first quarter of 2011 were US$67 million, four per cent ahead of the sales in the first quarter of 2010.  Record sales in the Philippines and strong year over year growth in Indonesia and Vietnam were dampened by slower sales in Taiwan where the agency force is adjusting to our new product portfolio.

Asia Division wealth sales, excluding variable annuities, of US$921 million were 119 per cent higher than the first quarter of 2010.  Highlights include:

•
Hong Kong wealth sales of US$277 million were 47 per cent higher than the first quarter of 2010 driven by strong market demand for our short term Chinese currency denominated endowment product sold through the bank channel.

•
Asia Other first quarter 2011 wealth sales excluding variable annuities, of US$593 million were 182 per cent higher than the first quarter of 2010, primarily as a result of the addition of Manulife TEDA.    Strong mutual fund sales in Indonesia and single premium unit linked sales in Singapore also contributed to the increase.

Asia Division’s sales growth continues to be fueled by growth in distribution capacity. Distribution highlights include:

•
Contracted agents numbered more than 42,500 at the end of the first quarter of 2011, an increase of 22 per cent over the end of same period last year.  The number of agents in Indonesia and the Philippines grew by more than 50 per cent at the end of the first quarter of 2011 compared to the same period last year and China, Malaysia and Vietnam also produced double digit growth in contracted agents year over year.

•	Manulife-Sinochem continued to expand, adding a new sales office in January 2011 bringing the total number of cities where Manulife-Sinochem is licensed to operate to 46 as at the end of March 2011.

•
Japan’s entry into the Retail MGA and Bank channels in 2010 has provided two new drivers of growth and in the first quarter of 2011 their combined sales accounted for one-third of Japan’s Insurance sales.

•
Insurance sales from the bank channel in the first quarter of 2011 were more than three times levels of the first quarter of 2010 and accounted for 19 per cent of Asia insurance sales.  We continue to focus on expanding relationships with banks across the region.

Canadian Division

Strong momentum continued across our retail businesses with record sales in Manulife Mutual Funds and strong sales of InvestmentPlus1. Our Individual Insurance sales were at record levels for a first quarter and in Manulife Bank new loan volumes increased by over 20 per cent compared to the first quarter of 2010.  Sales in our Group Businesses were up from fourth quarter 2010 levels but lower than those reported in the first quarter of 2010 reflecting normal volatility of the group market.

In Canada, first quarter 2011 Individual Wealth Management sales of products targeted for growth were up 19 per cent from the first quarter of 2010 driven by record mutual fund sales and strong growth in Manulife Bank’s new lending volumes.

•
Our mutual fund franchise continued to grow with record quarterly deposits2 of $595 million, up 68 per cent from the first quarter of 2010. Sales continue to be led by our balanced and fixed income funds, categories currently favoured by investors in which we have strong product representation.

•
Manulife Bank’s new loan volumes of $1.1 billion for the first quarter 2011 rose 22 per cent from the same period in 2010 reflecting the ongoing success of our integrated business strategy supported by consumer advertising campaigns. The business environment continues to be very competitive with aggressive actions across the financial industry to retain and attract business.

•
In the first quarter of 2011, InvestmentPlus sales of $223 million increased 37 per cent from the same period a year ago. InvestmentPlus has the minimum level of guarantees required to qualify as a segregated fund in Canada.

•	Sales of fixed products declined in the quarter reflecting consumer preference for variable products in the current investment market environment.

1	InvestmentPlus is an alternative to mutual funds for some customers and offers a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100.

2	Deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

  Manulife Financial Corporation – First Quarter 2011

Canadian Division Individual Insurance sales for the first quarter of 2011 were at record levels when compared to prior years’ first quarters, increasing 14 per cent from the first quarter of 2010. Life product sales in the first quarter of 2011 rose by 11 per cent as compared to a year ago led by strong universal life sales as a result of applications submitted in advance of our December 2010 price increases.  Sales of single premium products in the first quarter of 2011 rose 12 per cent from the first quarter of 2010 driven by continued expansion in our travel business.

First quarter sales in the Group Businesses were down from the same period a year ago but up from fourth quarter 2010 levels reflecting normal market volatility, with decreased activity in the large case Corporate Account segment.

•
While strong momentum continued in the Group Benefits’ small case segment with first quarter 2011 sales up 27 per cent from first quarter 2010 levels, total sales of $100 million in the quarter were 19 per cent less than those of the same period in 2010. The shortfall in sales was the result of normal volatility in the large case Corporate Accounts segment.

•
Group Retirement Solutions’ first quarter 2011 sales of $397 million were more than twice those of the previous quarter but 13 per cent below first quarter 2010 levels.  Opportunities in the larger case market this quarter were limited as compared to a year ago when two large cases contributed 60 per cent of reported sales. In the small and mid-sized segments performance has been strong with sales in the first quarter of 2011 more than twice first quarter 2010 levels.

U.S. Division

Total wealth funds under management reached their highest level ever at US$193 billion at March 31, 2011 and John Hancock Mutual Funds achieved record sales of US$3.5 billion and record net sales of US$1.6 billion, up 42 per cent and 58 per cent respectively over the first quarter of 2010. Our insurance sales results reflect the repositioning actions we have taken on our product portfolio to reduce risk and increase prices, and we are pleased with the progress we are making on premium increases on our in-force long-term care business.

U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, increased 18 per cent to US$5.0 billion in the first quarter of 2011 over the same period in the prior year.

•
John Hancock Mutual Funds (“JH Funds”) sales were US$3.5 billion in the first quarter, a 42 per cent increase over the first quarter of 2010.  JH Funds had the 5th highest net sales3 in the non proprietary market segment year-to-date through March 31, 2011.  This compared to 6th place for the same period in 2010.  The increase in sales was attributable to a diversified offering of competitive funds, with our fixed income portfolios experiencing strong sales momentum in the first quarter of 2011.  As of March 31, 2011, JH Funds offered 21 Four or Five Star Morningstar4 rated mutual funds.  Funds under management for JH Funds have increased to US$36.7 billion as of March 31, 2011, a 23 per cent increase from March 31, 2010, attributable to net sales during the period and positive market performance.

•
John Hancock Retirement Plan Services (“JH RPS”) had first quarter 2011 sales of US$1.2 billion, a decline of 16 per cent compared to the first quarter of 2010. The lower numbers of proposals experienced in late 2010 and early 2011 have returned to more normal levels.  Favourable market returns and positive net sales of US$1.8 billion for the last 12 months contributed to record funds under management of US$66.3 billion as of March 31, 2011, a 16 per cent increase from March 31, 2010.

•
The John Hancock Lifestyle/Lifecycle portfolios offered through our mutual fund, 401(k), variable annuity and variable life products continued to perform well reaching their highest level of assets under management of US$75 billion as of March 31, 2011. Lifestyle funds led JH Funds sales with over US$467 million in the first quarter, a 43 per cent increase over the prior year.  Lifestyle and Lifecycle portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$1.8 billion or 56 per cent of premiums and deposits for the quarter ended March 31, 2011.

•
In John Hancock Fixed Products (“JH Fixed Products”), sales for the first quarter of 2011 were US$300 million, a decline of 28 per cent compared to the same period in the prior year.  Sales included US$104 million of market value adjusted deferred annuities, introduced in 2010 to replace the book value fixed deferred annuities, a 42 per cent increase over the first quarter of 2010.  Sales of single premium immediate annuities declined from first quarter 2010.

•	Sales of variable annuities were US$527 million in the first quarter of 2011, down 25 per cent from the same period in 2010, and in line with expectations given ongoing risk management initiatives.

In the U.S. Insurance segment, we are continuing to reposition the business to adapt to the low interest rate environment.  As a result of these actions, total U.S. insurance sales in the first quarter of 2011 were US$145 million, a decline of 19 per cent compared to the first quarter of 2010.

•
John Hancock Life (“JH Life”) has made significant progress on the repositioning of its product portfolio to reduce interest rate risk and improve margins.  First quarter 2011 sales declined four per cent compared to the same period in the prior year as a result of this repositioning.  Sales, excluding the products that have not been targeted for growth (universal life products with lifetime no-lapse guarantees and guaranteed non-par whole life), increased 44 per cent in the first quarter of 2011 compared to the first quarter of the prior year, representing 71 per cent of total sales in the first quarter of 2011.  Sales of the products not targeted for growth declined by 48 per cent in the first quarter of 2011 compared to the first quarter of 2010 as a result of price increases on these products and marketing focus on the other products.  The product portfolio transition was supported by the launch in January of a new universal life product with improved risk characteristics, which is gaining acceptance in the market and was the top selling product for JH Life in March 2011.

3
Source: Strategic Insight Simfund. Net sales (net new flows) is calculated including only John Hancock retail long-term open end funds, excluding money market funds and covers only classes A, B, C, and I shares.

4
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

Manulife Financial Corporation – First Quarter 2011

•
John Hancock Long-Term Care (“JH LTC”) sales in the first quarter of 2011 declined 52 per cent compared to the same quarter of the prior year.  Retail product sales declined in the first quarter of 2011 compared to the first quarter of 2010, reflecting new business price increases that began rolling out in the second half of 2010.  These price increases are expected to improve overall profitability of new business and to contribute to a further slowing of sales in 2011.  JH LTC has filed with regulators for premium rate increases on in-force retail and group business, averaging approximately 40 per cent on the majority of our in-force LTC business.  To date, approval of in-force price increases, on retail business, has been received from fifteen states.

Manulife Asset Management

Manulife Asset Management broadened its already strong fundamental equity capabilities with two strategic moves in the first quarter of 2011.  In January, Manulife Asset Management announced that it had hired four seasoned investment professionals to establish a new Boston-based U.S. Core Value Equity team.  In February, it acquired the assets of Optique Capital Management, a registered investment adviser based in Milwaukee, Wisconsin. Eight members of the former Optique Capital team in Milwaukee joined Manulife Asset Management to form its new International Value Equity team.

Manulife Asset Management finished the first quarter of 2011 with $180.4 billion in assets managed for external clients and $30.2 billion of Manulife’s general fund assets. Assets managed for external clients increased $4.0 billion from December 31, 2010.  Net sales, the acquisition of Optique Capital and investment returns were partially offset by the strengthening of the Canadian dollar.

  Manulife Financial Corporation – First Quarter 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

This MD&A is current as of May 11, 2011.

This MD&A should be read in conjunction with our unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011 and 2010 and the MD&A and audited consolidated financial statements contained in our 2010 Annual Report.

FINANCIAL HIGHLIGHTS

(Unaudited)

	Quarterly results
	1Q 2011	4Q 2010	1Q 2010
Net income attributed to shareholders (C$ millions)	$985	$1,796	$1,224
Net income available to common shareholders (C$ millions)	$965	$1,776	$1,204
Earnings per common share (C$)
•basic	$0.54	$1.00	$0.68
•diluted, excluding convertible instruments(a)	$0.54	$1.00	$0.68
•diluted	$0.53	$0.96	$0.66
Return on common shareholders’ equity(a) (%, annualized)	17.4	32.3	19.2
Premiums and deposits(a) (C$ millions)
•Insurance products targeted for growth(b)	$4,732	$4,757	$4,237
•Wealth products targeted for growth(c)	$10,924	$9,706	$9,885
•Insurance products not targeted for growth (b)	$865	$972	$954
•Wealth products not targeted for growth (c)	$1,141	$1,284	$2,078
Funds under management(a) (C$ billions)	$478.3	$477.0	$448.3
Capital(a) (C$ billions)	$28.6	$28.7	$32.2

(a)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.
(b)
Insurance products targeted for growth exclude universal life with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term card insurance in the U.S., which are not targeted for growth.

(c)
Wealth products targeted for growth exclude variable annuities across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S. which are not targeted for growth.  InvestmentPlus is a Canadian Division product with a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100 that is used as an alternative to mutual funds for some customers.  Because of the low risk nature of the guarantees this product is in the products targeted for growth category.

Adoption of IFRS

Effective January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) as a replacement of prior Canadian GAAP5.  The interim consolidated financial statements for the period ended March 31, 2011 reflect the Company’s first set of financial statements prepared under IFRS and include corresponding comparative financial information for 2010.  For an overview of the impacts of the adoption of IFRS including a description of accounting policies selected, refer to Note 15 – First time adoption of IFRS to the interim Consolidated Financial Statements for the period ending March 31, 2011 as well as Note 2 – Future Accounting and Reporting Changes to our Consolidated Financial Statements found in our 2010 Annual Report and our press release reporting certain IFRS financial information, dated April 14, 2011, available on our website at www.manulife.com/investorrelations.

The adoption of IFRS did not have a significant impact on our disclosure controls and procedures, information technology systems or business activities.

Net income attributed to shareholders

First quarter 2011 net income attributed to shareholders was $985 million compared to $1,224 million in the first quarter of 2010.  First quarter 2011 results included $111 million related to the direct impact of equity markets and interest rates, a charge of $151 million related to the earthquake in northeastern Japan and a number of other notable items. These other notable items included:

•	$100 million of expected macro hedge costs in addition to the higher costs due to the strong North American equity markets,

•
$254 million of gains from actions to reduce interest rate exposure, reflecting the impact of lower risk margins required in the valuation of policy liabilities.  Lower risk margins are required as a result of the improved match between the asset and liability cash flows, and

•
$170 million of gains primarily from fair value increases on oil & gas and real estate investments (in excess of the returns assumed in the valuation of the policy liabilities), as well as from fixed income trading activities and favourable credit experience.

5           Unless otherwise specified, references to GAAP refer to Canadian GAAP prior to the adoption of IFRS for 2010 and earlier and IFRS for 2011 and beyond.

Manulife Financial Corporation – First Quarter 2011

In addition to the items noted above, compared to the first quarter of 2010, earnings benefitted from lower new business strain in U.S. Insurance.  However earnings were dampened by higher dynamic hedge costs and lower realized gains on equities held as available-for-sale (“AFS”).

Notable items:

C$ millions (unaudited)
For the quarter ended March 31	2011	2010
Net income attributed to shareholders	$985	$1,224
Less the direct impact of higher equity markets and higher interest rates on(a):
Variable annuity guarantee liabilities that are not dynamically hedged	$102	$271
General fund equity investments supporting policy liabilities and on fee income	30	23
Macro equity hedges, actual result relative to expected cost(b)	(138)	-
Fixed income re-investment assumptions used in the determination of policy liabilities	192	26
Loss on sale of AFS bonds	(75)	-
Total direct impact of equity markets and interest rates	$111	$320
Net income excluding the direct impact of equity markets and interest rates6	$874	$904
Other notable items:
Macro hedging losses based on long-term valuation assumptions (b)	(100)	-
Estimated net impact from P&C reinsurance claims related to the earthquake in Japan	(151)	-
Impact on policy liabilities related to activities to reduce interest rate exposures	254	-
Investment related gains including fair value gains on oil & gas and real estate investments, gains on fixed income trading activities and favourable credit experience	170	276
Refinements in assumptions used to value policy liabilities ( c)	8	(50)

(a)	For clarity, the direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions The one exception is the loss on AFS bonds.
(b)
The total cost of macro equity hedges was $238 million and includes a $100 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions.  The remaining $138 million was reported as a direct impact of equity markets.

(c)
Refinements in assumptions used to value policy liabilities include a charge of $70 million of related to the refinement of methods and models in the quarter, offset by an update to the prior quarter’s estimate of policy liabilities upon completion of the detailed data  models made available in the following quarter.  The 2010 amount relates to an update of the prior quarter’s estimate.

Earnings per share and return on common shareholders’ equity

Diluted earnings per share, excluding convertible instruments7 for the first quarter of 2011 was $0.54 compared to $0.68 for the first quarter of 2010.  The return on common shareholders’ equity8 was 17.4 per cent for the first quarter of 2011 (19.2 per cent for the first quarter of 2010).

Premiums and deposits9 (“P&D”) measures

Total Company first quarter P&D of $4.7 billion for insurance products that we are targeting to grow was up 13 per cent on a constant currency basis10 over the first quarter of 2010. Strong growth was delivered in targeted U.S. products and in Asia, with growth in Japan being particularly strong. P&D reflects both P&D received on new sales as well as the recurring P&D on the growing in-force business.

Total Company first quarter P&D for the insurance lines we are not targeting to grow was $0.9 billion, a decrease of four per cent on a constant currency basis from the first quarter of 2010. The decline reflects the impact of lower sales.

Total Company P&D for the wealth businesses we are targeting to grow was $10.9 billion for the first quarter of 2011, an increase of 15 per cent on a constant currency basis relative to the same quarter in 2010.  Growth was driven by strong mutual fund sales and broad based growth in Asian wealth businesses, partially offset by lower fixed product sales in both the U.S. and Canada.

Total Company P&D for the wealth products we are not targeting to grow amounted to $1.1 billion for the first quarter of 2011. This result represents a decrease of 44 per cent compared to the first quarter of 2010.

Funds under management11
Total funds under management as at March 31, 2011 were $478 billion, the highest level in the Company’s history.  The increase of $30 billion over March 31, 2010 (11 per cent growth on a constant currency basis) was driven by $39 billion related to investment returns; $8 billion of net positive policyholder cash flows; and $1.7 billion of net financing issued.  These items were partially offset by $12 billion due to the strengthening of the Canadian dollar and $7 billion of expenses, commissions, taxes and other movements.

6         Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

7	Diluted earnings per share, excluding convertible instruments is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

8	Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

9	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below

10	Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

11	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – First Quarter 2011

U.S. GAAP results

With the adoption of IFRS beginning this quarter, the Company will no longer reconcile its annual financial results to U.S. GAAP in the consolidated financial statements and instead will disclose certain consolidated quarterly U.S. GAAP information in our MD&A.

Net income in accordance with U.S. GAAP12 for the first quarter of 2011 was $204 million, compared to $932 million in the first quarter of 2010.  U.S. GAAP results included a number of notable items as follows:

(C$ millions) For the three months ended March 31,	2011	2010
Total macro hedging losses	$(238)	$-
Estimated net impact from P&C reinsurance claims related to the earthquake in Japan	(151)	-
Net losses on the sale of AFS bonds in the surplus segment	(75)	-
Net gain (loss) on variable annuity guarantees (a)	(31)	256

(a)
U.S. GAAP variable annuity results include the impact of the insurer’s own credit standing in the measurement of the liability. See “accounting for variable annuity guarantee liabilities” in the table below.

The first quarter 2011 U.S. GAAP results were $785 million lower than our results under IFRS. As we are no longer reconciling our annual financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income attributed to shareholders for the first quarter is as follows:

(C$ millions) For the three months ended March 31,	2011	2010
Net income attributed to shareholders in accordance with IFRS	$985	$1,224
Non-controlling interest and participating policyholders’ income under IFRS	4	9
Net income in accordance with IFRS	$989	$1,233
Key earnings differences:
For variable annuity guarantee liabilities	$(126)	$(75)
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities13	(693)	(233)
For acquisition costs and other new business items	(95)	(45)
Changes in actuarial methods and assumptions and other differences	129	52
Total earnings differences	$(785)	$(301)
Net income in accordance with U.S. GAAP	$204	$932

The primary earnings differences in accounting bases relate to:

•
Accounting for variable annuity guarantee liabilities – IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees which includes the own credit standing of the Company in the measurement of the liability.  In the first quarter of 2011, the lower U.S. GAAP earnings are a result of the narrowing of credit spreads attributed to the Company’s own credit standing impacting U.S. GAAP results only.

•
Investment income and policy liabilities – Unrealized gains on fixed income investments are reported in equity under U.S. GAAP, but where the investments are supporting policy liabilities, these unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The first quarter IFRS impacts on insurance liabilities of fixed income re-investment assumptions, general fund equity investments, activities to reduce interest rate exposures, and certain market and trading gains did not impact U.S. GAAP results.

•
Differences in the treatment of acquisition costs and gains/losses on new business – acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities under IFRS. In the first quarter, IFRS results benefited from lower new business strain, primarily in U.S. insurance.

Total equity in accordance with U.S. GAAP14 is approximately $6.4 billion higher than under IFRS. The primary reason for the difference is that the unrealized gains on fixed income investments are reported in equity under U.S. GAAP, but where the investments are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income

12	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13  Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP  for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

14	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – First Quarter 2011

investments which have significant unrealized gains as a result of the current low levels of interest rates, along with the cumulative earnings differences, result in materially higher U.S. GAAP equity.

A reconciliation of the major differences in total equity is as follows:

(C$ millions) As at	March 31, 2011	December 31 , 2010 0
Total equity in accordance with IFRS	$25,112	$24,675
Differences in shareholder retained earnings and participating policyholders’ equity	5,974	6,790
Difference in Accumulated Other Comprehensive Income attributable to:
(i) Available-for-sale securities and others;	1,407	1,723
(ii) Cash flow hedges; and	261	458
(iii) Currency translation(a)	(1,427)	(1,418)

Differences in share capital, contributed surplus and non controlling interest in subsidiaries	144	162
Total equity in accordance with U.S. GAAP	$31,471	$32,390

(a)	Reflects the net difference in the currency translation account after the re-set to zero through retained earnings upon adoption of IFRS at January 1, 2010.

Capital

Total capital was $28.6 billion as at March 31, 2011, $3.6 billion lower than $32.2 billion as at March 31, 2010.  Capital decreased as a result of a $0.4 billion decrease in unrealized gains on AFS securities, the $0.5 billion negative impact of the stronger Canadian dollar, $1.9 billion of net loss attributed to shareholders and $0.7 billion of shareholder dividends paid in cash and the redemption of $0.55 billion of subordinated debentures, partially offset by the issue of $0.2 billion of preferred shares.

As at March 31, 2011, The Manufacturers Life Insurance Company’s (“MLI”) Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio remained strong at 243 per cent compared to 249 per cent at December 31, 2010.  There were three key factors contributing to the change:  maturity of debt only partially offset by issuance of preferred shares, changes to the balance sheet as a result of the adoption of IFRS and increased capital requirements of a related party reinsurance agreement.

Under the IFRS transition guidance outlined by the Office of the Superintendent of Financial Institutions, the impact of IFRS adoption on available capital is largely phased-in over an eight quarter period beginning with the first quarter of 2011.  The impact on required capital is not subject to the phase-in rules. The adoption of IFRS initially decreased MLI’s MCCSR ratio by approximately three points beginning in the first quarter of 2011 and is expected to decrease the ratio by approximately a further three points over the two year phase-in period ending with the fourth quarter of 2012. MLI’s MCCSR ratio under prior Canadian GAAP at December 31, 2010 was 249 per cent and was approximately 246 per cent under IFRS as at January 1, 2011.

Under the 2011 MCCSR guidelines, asset risk required capital cannot be transferred via a reinsurance agreement unless the assets are also transferred.  This change, which is phased in over 2011, results in higher required capital for MLI, reducing MLI’s MCCSR ratio in the first quarter of 2011 by approximately three points.  When fully phased in MLI’s MCCSR ratio is expected to reduce by a further seven points.

Prior period adjustment to opening retained earnings

During the quarter, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.  The result of these errors included an understatement of other liabilities of $133 million. Because these errors are not material to the financial statements for prior years, but correcting them in the current quarter would have materially distorted the current quarter’s earnings, the Company has corrected the errors by reducing opening shareholders’ retained earnings as at January 1, 2010 by $133 million.

PERFORMANCE BY DIVISION

Change in reporting approach for segment results

Effective January 1, 2011, we no longer allocate investment gains and losses to our reporting segments on a pooled basis.  Previously, those gains and losses were accumulated into two pools – insurance and wealth management, and were then allocated pro-rata back to the business units based on their respective policy liabilities. Beginning in 2011, in conjunction with the previous actions taken to reduce interest rate and equity risks, the Company no longer monitors the assets and related risk positions in a pooled manner and instead monitors each business unit’s performance based on the direct impact of interest and equity investment performance for the particular business unit.  This change required retroactive application to our fiscal 2010 segmented reporting results and did not have any impact on consolidated net income or the consolidated statement of financial position of the Company.

Manulife Financial Corporation – First Quarter 2011

Asia Division

	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net income attributed to shareholders (millions)	$351	$411	$365
Premiums & deposits for products targeted for growth (millions)	2,286	2,767	1,672
Premiums & deposits for products not targeted for growth (millions)	85	73	751
Funds under management (billions)	67.4	67.7	58.7
U.S. dollars
Net income attributed to shareholders (millions)	$357	$407	$351
Premiums & deposits for products targeted for growth (millions)	2,320	2,731	1,608
Premiums & deposits for products not targeted for growth (millions)	86	72	722
Funds under management (billions)	69.4	68.0	57.8

Asia Division reported net income attributed to shareholders of US$357 million for the first quarter of 2011 compared with US$351 million for the first quarter of 2010.  Included in the first quarter of 2011 are net experience gains of US$100 million (2010 – US$123 million) as a result of the equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Net income attributed to shareholders excluding these items increased by US$29 million driven by higher fee income and in-force earnings, a result of business growth.

Premiums and deposits for products targeted for growth for the first quarter of 2011 were US$2.3 billion, up 38 per cent on a constant currency basis from US$1.6 billion reported in the first quarter of 2010.  Higher premiums and deposits were driven by robust insurance sales and strong business growth, a result of broadening distribution and successful product launches. Wealth management premiums and deposits were fueled by mutual fund growth which quadrupled over the first quarter of 2010 driven by the acquisition of Manulife TEDA, the acquired asset management joint venture in China as well as strong growth in most of the wealth management businesses across the region.

Funds under management as at March 31, 2011 were US$69.4 billion, up 13 per cent on a constant currency basis from March 31, 2010. Growth was driven by net policyholder cash inflows across the territories of US$3.8 billion, higher investment returns of $3.8 billion due to improved market conditions and a favourable currency impact.

Canadian Division

	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net income attributed to shareholders (millions)	$505	$495	$282
Premiums & deposits for products targeted for growth (millions)	4,205	3,691	3,936
Premiums & deposits for products not targeted for growth (millions)	529	612	544
Funds under management (billions)	116.9	114.4	104.7

Canadian Division reported net income attributed to shareholders of $505 million for the first quarter of 2011, an increase of $223 million from the first quarter of 2010. First quarter earnings in 2011 included net experience gains of $294 million (2010 – $65 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.

Excluding the above noted items, net income attributed to shareholders in the first quarter of 2011 was marginally below that of the first quarter of 2010.  The positive impact of growth in asset levels in the Canadian wealth management operations and Manulife Bank was partially offset by the impact of increased hedging of in-force variable annuity guarantees.  Strong sales growth in Individual Insurance, in combination with lower market yields, drove higher strain on new business reducing earnings as compared to the same period in 2010.

Premiums and deposits for products targeted for growth were $4.2 billion for the first quarter of 2011, an increase of seven per cent compared to the first quarter of 2010. Premiums and deposits for wealth products targeted for growth rose by 10 per cent from a year ago reflecting record sales of mutual funds and InvestmentPlus, our low guarantee variable annuity product, as well as increases in group retirement deposit activity from a growing block of in-force participants. Growth was dampened by the continued decline in sales of fixed products from a year ago reflecting consumer preference for variable products in a rising market.  Premiums and deposits for insurance products targeted for growth increased by five per cent in the first quarter of 2011 as compared to the same period in 2010. Premiums and deposits for variable annuity products not targeted for growth were $0.5 billion for the first quarter of 2011, consistent with the first quarter of 2010.

Funds under management grew by 12 per cent or $12.2 billion to a record $116.9 billion as at March 31, 2011 compared to March 31, 2010.  The increase reflects the impact of equity market appreciation and the decline in interest rates on asset values, as well as growth across the division driven by $0.8 billion of net policyholder cash inflows in wealth businesses over the past twelve months.  Continued strong growth in Manulife Bank contributed over 20 per cent of the year over year increase.

Manulife Financial Corporation – First Quarter 2011

U.S. Insurance
	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net income attributed to shareholders (millions)	$403	$404	$211
Premiums & deposits for products targeted for growth (millions)	943	1,009	748
Premiums & deposits for products not targeted for growth (millions)	864	972	954
Funds under management (billions)	74.7	73.8	69.8

U.S. dollars
Net income attributed to shareholders (millions)	$409	$399	$203
Premiums & deposits for products targeted for growth (millions)	957	996	719
Premiums & deposits for products not targeted for growth (millions)	877	960	917
Funds under management (billions)	76.9	74.2	68.8

U.S. Insurance reported net income attributed to shareholders of US$409 million for the first quarter of 2011, compared to net income of US$203 million for the first quarter of 2010. Included in the first quarter of 2011 are net experience gains of US$265 million (2010 – US$173 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$114 million primarily due to lower new business strain as a result of repositioning activities and improved policyholder related experience.

Premiums and deposits for the first quarter of 2011 were $1.8 billion, up US$0.2 billion or 12 per cent over the same period in 2010.  This included premiums and deposits for products targeted for growth of US$1.0 billion, an increase of US$0.2 billion or 33 per over the first quarter of 2010.  Premiums and deposits for products not targeted for growth were US$0.9 billion, four per cent lower than the first quarter of 2010 as a result of transitioning to sales of lower risk products.

Funds under management as at March 31, 2011 were US$76.9 billion, up 12 per cent from March 31, 2010 due to growth in in-force business.

U.S. Wealth Management

	Quarterly results
Canadian dollars	1Q2011	4Q2010	1Q2010
Net income attributed to shareholders (millions)	$312	$684	$368
Premiums & deposits for products targeted for growth (millions)	7,251	6,307	6,656
Premiums & deposits for products not targeted for growth (millions)	528	599	784
Funds under management (billions)	187.8	187.1	178.4

U.S. dollars
Net income attributed to shareholders (millions)	$317	$675	$353
Premiums & deposits for products targeted for growth (millions)	7,357	6,229	6,399
Premiums & deposits for products not targeted for growth (millions)	536	592	754
Funds under management (billions)	193.3	188.1	175.7

U.S. Wealth Management reported net income attributed to shareholders of US$317 million for the first quarter of 2011, compared to US$353 million for the first quarter of 2010.  Included in the first quarter of 2011 are net experience gains of US$167 million (2010 – US$185 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders decreased by US$18 million primarily driven by the costs associated with the hedging of additional in-force variable annuity guaranteed value, the impact of lower sales of fixed products and higher acquisition costs related to higher sales of mutual funds. Partially offsetting these was higher fee income in Wealth Asset Management from higher average assets under management.

Premiums and deposits for the first quarter of 2011 were US$7.9 billion, up US$0.7 billion or 10 per cent over the same period in 2010.  Premiums and deposits for products targeted for growth for the first quarter of 2011 were US$7.4 billion, up 15 per cent from US$6.4 billion in the first quarter of 2010 driven by higher sales in Wealth Asset Management, including a 42 per cent increase in mutual fund sales.

Premiums and deposits for products not targeted for growth were US$0.5 billion for the first quarter of 2011, down from US$0.8 billion in the first quarter of 2010 as a result of ongoing risk management initiatives.

Funds under management as at March 31, 2011 were US$193.3 billion, up 10 per cent from US$175.7 billion as at March 31, 2010 driven by positive investment returns.  Over the last twelve months Wealth Asset Management net sales of $5.5 billion were offset by scheduled maturities, and annuity and surrender payments in JH Fixed Products and JH Variable Annuities.

Manulife Financial Corporation – First Quarter 2011

Reinsurance Division

	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net income (loss) attributed to shareholders (millions)	$(92)	$77	$45
Premiums & deposits (millions)	303	246	263

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$(93)	$76	$43
Premiums & deposits (millions)	308	243	253

Reinsurance Division reported a net loss of US$93 million in the first quarter of 2011, a decrease of US$136 million from the net income of US$43 million reported in the first quarter of 2010, primarily due to estimated claims net related reinsurance premiums of US$153 million related to the earthquake in Japan in the Property and Casualty line of business.  Net experience gains as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions were not material in either period.  Life reinsurance claims experience in the first quarter of 2011 was favourable, whereas experience in the first quarter of 2010 was unfavourable.

Premiums for the first quarter of 2011 were US$308 million, up 22 per cent from US$253 million reported in the first quarter of 2010.  The increase is primarily driven by Property and Casualty reinstatement premiums resulting from the Japan earthquake loss.  International Group Program premiums increased due to higher volumes reported by clients and Life Reinsurance premiums were also up as a result of lower experience refunds.

Corporate and Other

	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net loss attributed to shareholders (millions)	$(494)	$(275)	$(47)
Funds under management (billions)	29.1	31.6	34.2

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation, settlement costs for macro equity hedges and other non operating items.

Corporate and Other reported a net loss attributed to shareholders of $494 million for the first quarter of 2011 compared to a net loss of $47 million for the first quarter of 2010.  Results in the first quarter of 2011 include losses related to macro equity hedges of $238 million, realized losses on AFS bonds of $90 million and a charge for refinements to actuarial methods and assumptions of $70 million.  Excluding these factors, earnings declined by $49 million due to lower realized gains on AFS equities and the non-recurrence of derivative gains realized in 2010.

Funds under management of $29.1 billion as at March 31, 2011 include assets managed by Manulife Asset Management on behalf of institutional clients of $22.9 billion (December 31, 2010 – $23.2 billion).  Corporate and Other funds under management of $6.3 billion (December 31, 2010 – $8.5 billion) decreased in the current quarter reflecting an increased allocation of capital to the operating divisions.

RISK MANAGEMENT

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis (“MD&A”) in our 2010 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Market risk hedging strategies

As a result of the dynamic and macro hedges, as at March 31, 2011, it was estimated that approximately 59 to 65 per cent of our underlying earnings sensitivity to a ten per cent equity market decline would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at December 31, 2010 was 50 to 55 per cent. As previously communicated, our goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014. The Company intends to achieve these goals through a combination of time-scheduled and market-trigger based actions.

The Company’s goal is to reduce its interest rate exposures, as measured by the sensitivity of net income attributed to shareholders to a 100 basis point decline in interest rates, to achieve a maximum exposure of $1.65 billion and $1.1 billion, as at year end 2012 and 2014,

Manulife Financial Corporation – First Quarter 2011

respectively.  As at March 31, 2011, primarily as a result of the actions in the fourth quarter 2010 and the first quarter of 2011, the sensitivity of our net income to a 100 basis point decline was $1.5 billion, and thus we have already surpassed our 2012 year end goal.

As part of our risk reduction activities, we initiated dynamic hedging on $8.5 billion of in-force variable annuity guarantee value during the first quarter of 2011 and continued to dynamically hedge virtually all new variable annuity business written.  By March 31, 2011 approximately 63 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 55 per cent at December 31, 2010. The business dynamically hedged at March 31, 2011 comprises 59 per cent of the variable annuity guarantee values, net of amounts reinsured.

We also continued our macro equity risk hedging strategy and during the first quarter of 2011 shorted approximately $200 million of equity TOPIX futures contracts.  The macro hedging strategy, which commenced in 2010, is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.

In the first quarter of 2011, we further lengthened the duration of assets backing our liability segments by executing interest rate swaps.  These actions, combined with higher interest rates contributed to a net reduction in the sensitivity of net income attributed to shareholders to declines in interest rates.  As part of our overall interest rate management, we also reduced the term of the AFS fixed income assets in our surplus segment.

There can be no assurance that the Company's exposure to equity performance and movements in interest rates will be reduced to within our 2014 targets or remain within our 2012 targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates or equity markets, or an increase in the correlation between equity market declines and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Our hedging strategies expose the Company to additional risks. Hedging relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. Hedging also subjects the Company to the risk of increased funding and collateral demands which may become significant as markets rise.

Sensitivities and risk exposure measures

Caution related to sensitivities In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

Variable annuity and segregated fund guarantees Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees.  Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.  Depending on future equity market levels, liabilities on current in-force business could be due primarily in the period from 2015 to 2038.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees gross and net of reinsurance and the business dynamically hedged.

Manulife Financial Corporation – First Quarter 2011

Variable annuity and segregated fund guarantees

As at	March 31, 2011			December 31, 2010
(C$ millions)	Guarantee value	Fund value	Amount at risk (d)	Guarantee value	Fund value	Amount at risk (d)
Guaranteed minimum income benefit(a)	$7,829	$6,241	$1,610	$8,202	$6,359	$1,856
Guaranteed minimum withdrawal benefit	61,796	57,653	5,603	62,382	57,331	6,391
Guaranteed minimum accumulation benefit	22,958	24,556	1,745	23,902	25,152	1,980
Gross living benefits(b)	$92,583	$88,450	$8,958	$94,486	$88,842	$10,227
Gross death benefits(c)	15,536	12,487	2,408	16,279	12,736	2,813
Total gross of reinsurance & hedging	$108,119	$100,937	$11,366	$110,765	$101,578	$13,040
Living benefits reinsured	$6,774	$5,394	$1,394	$7,108	$5,506	$1,611
Death benefits reinsured	4,641	3,940	897	4,924	4,070	1,052
Total reinsured	$11,415	$9,334	$2,291	$12,032	$9,576	$2,663
Total, net of reinsurance	$96,704	$91,603	$9,075	$98,733	$92,002	$10,377
Living benefits dynamically hedged	$52,245	$52,295	$3,109	$44,606	$44,827	$2,685
Death benefits dynamically hedged	4,991	3,385	356	4,685	3,032	424
Total dynamically hedged	$57,236	$55,680	$3,465	$49,291	$47,859	$3,109
Living benefits retained	$33,564	$30,761	$4,455	$42,772	$38,509	$5,931
Death benefits retained	5,904	5,162	1,155	6,670	5,634	1,337
Total, net of reinsurance & hedging	$39,468	$35,923	$5,610	$49,442	$44,143	$7,268

(a)	Contracts with guaranteed long-term care benefits are included in this category.
(b)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (c).
(c)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(d)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $2,387 million at March 31, 2011 (December 31, 2010 – $3,101 million).  These policy liabilities included the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $1,670 million at March 31, 2011 (December 31, 2010 – $2,083 million).  The policy liabilities for the hedged block were $717 million at March 31, 2011 (December 31, 2010 – $1,018 million).  The decrease in the policy liabilities for the hedged business was primarily due to increases in interest rates, offset by reserves established for the additional business hedged in the first quarter of 2011.  The quarter over quarter decrease in policy liabilities related to the unhedged block was due primarily to improvements in equity markets, transfer of reserves from unhedged to hedged and from favourable foreign exchange impacts.

Publicly traded equity performance risk

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience is not hedged;

•	Provisions for adverse deviation in the policy liabilities are not completely hedged;

•	A portion of interest rate risk is not hedged;

•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

•	Unfavourable realized equity volatility, bond return volatility and interest rate volatility may result in higher than expected rebalancing costs; and

•	Not all other risks are hedged (see MD&A in the 2010 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

Manulife Financial Corporation – First Quarter 2011

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

Exposures at March 31, 2011 declined compared to December 31, 2010 primarily due to improvements in global equity markets and the additional in-force variable annuity business the Company initiated dynamic hedging for, and the addition of a small amount of macro equity hedges.

As at March 31, 2011 the change in the value of the hedge assets was estimated to offset 59 to 65 per cent of the underlying impact on net income attributed to shareholders from a 10 per cent decline in publicly traded equity markets (50 to 55 per cent as at December 31, 2010)15.  The lower end of the range assumes that the dynamic hedge assets offset 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

The Company targets to have 60 per cent of the underlying impact of declines in equity markets offset by hedge assets by the end of 2012 and 75 per cent of the underlying impact by the end of 2014.

15
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at the end of the previous quarter but before the offset of hedge assets or other risk mitigants.

Manulife Financial Corporation – First Quarter 2011

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(a)
As at March 31, 2011
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,480)	$(2,720)	$(1,200)	$930	$1,690	$2,160
Asset based fees	(270)	(180)	(100)	90	180	280
General fund equity investments(c)	(300)	(200)	(100)	120	240	350
Total underlying sensitivity	$(5,050)	$(3,100)	$(1,400)	$1,140	$2,110	$2,790
Impact of hedge assets
Impact of macro hedge assets	$1,350	$900	$450	$(450)	$(910)	$(1,350)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities.	1,910	1,120	460	(300)	(530)	(690)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$3,260	$2,020	$910	$(750)	$(1,440)	$(2,040)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,790)	$(1,080)	$(490)	$390	$670	$750
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(570)	(280)	(90)	(70)	(130)	(210)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,360)	$(1,360)	$(580)	$320	$540	$540
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	65%	65%	65%	66%	68%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	53%	56%	59%	72%	74%	81%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at the end of the previous quarter, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

Manulife Financial Corporation – First Quarter 2011

As at December 31, 2010
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,840)	$(2,940)	$(1,300)	$1,010	$1,830	$2,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(c)	(270)	(180)	(90)	100	200	300
Total underlying sensitivity	$(5,380)	$(3,300)	$(1,480)	$1,200	$2,210	$2,870
Impact of hedge assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities.	1,680	980	400	(260)	(440)	(560)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$2,950	$1,830	$820	$(680)	$(1,290)	$(1,830)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,930)	$(1,710)	$(740)	$460	$810	$870
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	55%	55%	55%	57%	58%	64%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	46%	48%	50%	62%	63%	70%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at  the end of the previous quarter, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (a),(b)

As at	March 31, 2011						December 31, 2010
(percentage points)	-30%	-20%	-10%	10%	20%	30%	-30%	-20%	-10%	10%	20%	30%
Impact on MLI MCCSR	(21)	(12)	(5)	10	15	15	(27)	(16)	(7)	7	15	24

(a)	See ”Caution related to sensitivities” above.
(b)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

Manulife Financial Corporation – First Quarter 2011

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
(C$ millions)	March 31, 2011	December 31, 2010
For variable annuity guarantee dynamic hedging strategy	$5,100	$4,200
For macro equity risk hedging strategy	5,500	5,100
Total	$10,600	$9,300

Interest rate and spread risk

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities.  We also assume no change to the ultimate reinvestment rate (“URR”).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(a)

As at	March 31, 2011				December 31, 2010
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(b)	$(1,200)		$1,000		$(1,400)		$1,200
Variable annuity guarantees(c)	(300)		200		(400)		300
Total	$(1,500)		$1,200		$(1,800)		$1,500

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decrease in exposures was primarily driven by the actions to extend the duration of our assets supporting policyholder liabilities.

Changes in the market value of the AFS fixed income assets may provide a natural economic offset to the interest rate risk arising from our product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.  For example, the Company reported $75 million of net realized losses on AFS fixed income assets held in surplus segments in the first quarter of 2011.  As at March 31, 2011 the AFS fixed income assets held in the surplus segments were in a net after-tax unrealized gain position of $129 million.

During the first quarter, as part of our overall interest rate management, we shortened the duration of the AFS assets in our surplus segments, neutralizing the economic impact of the actions, outlined above, from lengthening the duration of the assets in the liability segments.  As a result, the interest rate sensitivity of AFS fixed income assets in the surplus segments declined.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including on the change in market value of AFS fixed income assets in the surplus segment(a),(b)

As at	March 31, 2011				December 31, 2010
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,500)		$1,200		$(1,800)		$1,500
Impact of the change in the market value of AFS fixed income assets held in the surplus segment(b)	700		(600)		1,200		(900)
Including 100% of the change in the market value of fixed income assets held in the surplus segment(b)	$(800)		$600		$(600)		$600

(a)	See “Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss.  The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

Manulife Financial Corporation – First Quarter 2011

Potential impact on MLI’s MCCSR ratio arising from an immediate one percent parallel change in interest rates (a)
As at	March 31, 2011				December 31, 2010
(percentage points)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed-income assets held in the surplus segment	(21)		17		(23)		19
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment(b)	(16)		12		(14)		12

(a)	See ”Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss.  The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads(a),(b)

As at March 31, 2011	March 31, 2011				December 31, 2010
(C$ millions)	-50	bp	+50	bp	-50	bp	+50	bp
Corporate spreads(c),(d)	$(500)		$500		$(500)		$400

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(c)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(d)	Corporate spreads are assumed to grade to the long term average over five years.

Potential impact on annual net income attributed to shareholders arising from changes to swap spreads(a)

As at March 31, 2011	March 31, 2011				December 31, 2010
(C$ millions)	-20	bp	+20	bp	-20	bp	+20	bp
Swap spreads(b)	$300		$(300)		$200		$(200)

(a)	See ”Caution related to sensitivities” above.
(b)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes to swap spreads.

Legal proceedings update

The Company announced on April 21, 2011 that it had been informed by staff of the Ontario Securities Commission (“OSC”) that staff would not seek any orders from the OSC in connection with the enforcement notice delivered by staff in June 2009 relating to the Company’s disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business.

As outlined in our 2010 Annual Report, proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

ACCOUNTING MATTERS AND CONTROLS

Critical accounting and actuarial policies

Our significant accounting policies are described in note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.  Significant estimation processes relate to the determination of insurance and investment contract liabilities, evaluation of invested asset impairment, the application of derivative and hedge accounting, assessment of relationships with other entities for consolidation, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation of goodwill and intangible assets.  In addition, in the determination of the fair values of invested assets, where observable market data is not available, management applies judgment in the selection of valuation models.

The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions have remained unchanged from practices under prior Canadian GAAP and are described on pages 61 to 68 of our 2010 Annual Report.  For a description of our accounting policy and estimation process related to the evaluation of invested asset impairment, assessment of relationships with other entities for consolidation, and the valuation of goodwill and intangible assets under IFRS, refer to pages 98 to 102 of our Annual Consolidated Financial Statements in our 2010 Annual Report and note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.

Manulife Financial Corporation – First Quarter 2011

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the three months ended March 31, 2011, that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Future Accounting and Reporting Changes

The amendments to IFRS 7 “Disclosures – Transfer of Financial Assets”, issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset.  The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period.

The amendment to IFRS 7 is effective for annual periods beginning on or after July 1, 2011.  The Company is currently assessing the impact of this amendment on its consolidated financial statement disclosures.

An amendment to IAS 12 was issued in December 2010 that provides a practical approach to the measurement of deferred tax assets and deferred tax liabilities when investment property is measured using the fair value model under IAS 40 “Investment Property”.  Where entities measure deferred tax liabilities and deferred tax assets using a tax rate and tax base that is consistent with the expected manner of recovery or settlement, the amendment provides a rebuttable presumption for investment property measuring using the fair value that its carrying amount will be recovered through sale.

This amendment is effective for annual periods beginning on or after January 1, 2012.  Earlier application is permitted.  The Company does not expect that the adoption of this amendment will have a significant impact on its consolidated financial statements.

IFRS 9 “Financial Instruments” issued in November 2009 and amended in October 2010 is the first phase of a three phase project to replace IAS 39 “Financial Instruments” Recognition and Measurement”.  IFRS 9 currently provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  The classification and measurement for financial liabilities remains generally unchanged, however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of the liability.  The other phases of this project which are currently under development include impairment and hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The Company will assess the full impact of IFRS 9 on its consolidated financial statements in conjunction with the completion of the other phases of this project.

Audit Committee
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim summary consolidated financial statements and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – First Quarter 2011

QUARTERLY FINANCIAL INFORMATION
The following table provides summary information related to our eight most recently completed quarters:

	IFRS					Canadian GAAP
As at and for the three months ended, (Canadian $ in millions, except per share amounts)	Mar 31, 2011	Dec 31, 2010	Sept 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sept 30, 2009	Jun 30, 2009
Revenue
Premium income
Life and health insurance	$3,593	$3,663	$3,568	$3,433	$3,268	$3,575	$3,576	$3,573
Annuities and pensions	1,022	1,186	1,090	1,045	1,143	1,156	1,947	2,147
Total premium income	$4,615	$4,849	$4,658	$4,478	$4,411	$4,731	$5,523	$5,720
Investment income	2,044	2,252	3,056	2,089	2,200	2,061	2,082	2,061
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and deposits (a)	(1,264)	(5,196)	4,023	3,707	1,031	(1,441)	4,661	2,145
Other revenue	1,758	1,645	1,563	1,549	1,589	1,620	1,486	1,459
Total revenue	$7,153	$3,550	$13,300	$11,823	$9,231	$6,971	$13,752	$11,385
Income (loss) before income taxes	$1,296	$2,174	$(2,598)	$(3,408)	$1,507	$981	$(701)	$1,695
Income tax (expense) recovery	(307)	(349)	421	1,001	(274)	(136)	563	89
Net income (loss)	$989	$1,825	$(2,177)	$(2,407)	$1,233	$845	$(138)	$1,784
Net income (loss) attributed to shareholders	$985	$1,796	$(2,249)	$(2,434)	$1,224	$868	$(172)	$1,774
Basic earnings (loss) per common share	$0.54	$1.00	$(1.28)	$(1.39)	$0.68	$0.51	$(0.12)	$1.09
Diluted earnings excluding convertible instruments per common share	$0.54	$1.00	$(1.28)	$(1.39)	$0.68	N/A	N/A	N/A
Diluted earnings (loss) per common share	$0.53	$0.96	$(1.28)	$(1.39)	$0.66	$0.51	$(0.12)	$1.09
Segregated funds deposits	$5,919	$6,025	$5,347	$5,968	$7,204	$7,343	$6,091	$7,391
Total assets	$423,397	$424,767	$438,448	$420,318	$408,786	$205,845	$208,650	$208,238
Weighted average common shares (in millions)	1,778	1,773	1,767	1,762	1,758	1,669	1,615	1,611
Diluted weighted average common shares, excluding convertible instruments (in millions)	1,781	1,776	1,767	1,762	1,763	N/A	N/A	N/A
Diluted weighted average common shares (in millions)	1,861	1,873	1,767	1,762	1,834	1,673	1,615	1,616
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to $1US – Balance Sheet	0.9718	0.9946	1.0298	1.0606	1.0156	1.0466	1.0722	1.1625
CDN$ to $1US – Statement of Operations	0.9855	1.0128	1.0391	1.0276	1.0401	1.0562	1.0979	1.1668

(a)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass through products and derivatives related to variable hedging programs, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in insurance and investment contract liabilities.

Manulife Financial Corporation – First Quarter 2011

QUARTERLY DIVIDEND

On May 5, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after June 20, 2011 to shareholders of record at the close of business on May 17, 2011.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2011 to shareholders of record at the close of business on May 17, 2011.

•	Class A Shares Series 1 – $0.25625 per share

•	Class A Shares Series 2 – $0.29063 per share

•	Class A Shares Series 3 – $0.28125 per share

•	Class A Shares Series 4 – $0.4125 per share

•	Class 1 Shares Series 1 – $0.35 per share

•	Class 1 Shares Series 3 – $0.28767 per share

OUTSTANDING SHARES – SELECTED INFORMATION

Class A Shares Series 1

As of May 9, 2011, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the average trading of MFC common shares for the 20 days ending four days prior to the exchange date.

Common Shares

As at May 9, 2011, MFC had 1,783 million common shares outstanding.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures include: Net Income Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings per Share, excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Funds under Management; and Capital. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings per share, excluding convertible instruments is a non-GAAP measure.  It shows diluted earnings per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

Manulife Financial Corporation – First Quarter 2011

For the period ended (in millions)	March 31, 2011	March 31, 2010
Weighted average number of actual common shares outstanding	1,778	1,758
Dilutive number of shares for stock-based awards	3	5
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,781	1,763
Dilutive number of shares for convertible instruments	80	71
Weighted average number of common shares used in the diluted earnings per share calculation	1,861	1,834

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity
	Quarterly results
(C$ millions)	1Q 2011	4Q 2010	1Q 2010
Net income (loss) available to common shareholders	$965	$1,776	$1,204
Opening total equity available to common shareholders	$22,688	$21,865	$25,836
Closing total equity available to common shareholders	$22,893	$22,688	$26,410
Weighted average total equity available to common shareholders	$22,791	$22,277	$26,123
Opening AOCI on AFS securities and cash flow hedges	$278	$584	$641
Closing AOCI on AFS securities and cash flow hedges	$255	$278	$704
Adjustment for average AOCI	$(266)	$(431)	$(672)
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$22,525	$21,846	$25,451

ROE based on weighted average total equity available to common shareholders (annualized)	17.2%	31.6%	18.7%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	17.4%	32.3%	19.2%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2010.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, and (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Manulife Financial Corporation – First Quarter 2011

Premiums and deposits
	Quarterly results
(C$ millions)	1Q 2011	4Q 2010	1Q 2010
Premium income	$4,615	$4,849	$4,411
Deposits from policyholders	5,919	6,025	7,204
Premiums and deposits per financial statements	$10,534	$10,874	$11,615
Mutual fund deposits	4,658	3,662	2,966
Institutional advisory account deposits	669	443	847
ASO premium equivalents	684	662	676
Group benefits ceded premiums	949	933	906
Other fund deposits	168	145	144
Total premiums and deposits	$17,662	$16,719	$17,154
Currency impact	584	239	-
Constant currency premiums and deposits	$18,246	$16,958	$17,154

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management
	Quarterly results
(C$ millions)	1Q 2011	4Q 2010	1Q 2010
Total invested assets	$198,603	$201,222	$190,119
Total segregated funds net assets held by policyholders	200,890	199,120	193,225
Funds under management per financial statements	$399,493	$400,342	$383,344
Mutual funds	50,129	47,726	36,766
Institutional advisory accounts (excluding segregated funds)	20,708	20,918	20,744
Other funds	7,967	7,971	7,419
Total funds under management	$478,297	$476,957	$448,273
Currency impact	11,781	3,130	-
Constant currency funds under management	$490,078	$480,087	$448,273

Capital - The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  (i) total equity excluding AOCI on cash flow hedges; and (ii) liabilities for preferred shares and qualifying capital instruments.

Capital
	Quarterly results
(C$ millions)	1Q 2011	4Q 2010	1Q 2010
Total equity	$25,112	$24,675	$28,163
Add AOCI loss on cash flow hedges	54	55	33
Add liabilities for preferred shares and qualifying capital instruments	3,442	4,004	4,010
Total capital	$28,608	$28,734	$32,206

Manulife Financial Corporation – First Quarter 2011

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to management objectives with respect to hedging equity markets and interest rate risks.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “goal”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

Manulife Financial Corporation – First Quarter 2011

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	March 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Cash and short-term securities	$11,379	$11,849	$18,805
Securities
Bonds	99,756	101,560	85,107
Stocks	10,634	10,475	9,688
Loans
Mortgages	32,820	32,837	31,158
Private placements	19,281	19,577	19,980
Policy loans	6,400	6,486	6,609
Bank loans	2,342	2,353	2,457
Real estate	6,265	6,353	5,988
Other invested assets	9,726	9,732	9,436
Total invested assets (note 3)	$198,603	$201,222	$189,228
Other assets
Accrued investment income	$1,735	$1,642	$1,583
Outstanding premiums	754	671	812
Derivatives (note 4)	3,400	4,000	2,707
Reinsurance assets	7,778	7,832	8,044
Deferred tax asset	1,190	1,373	1,255
Goodwill and intangible assets	5,817	5,907	8,405
Miscellaneous	3,230	3,000	3,183
Total other assets	$23,904	$24,425	$25,989
Segregated funds net assets	$200,890	$199,120	$190,783
Total assets	$423,397	$424,767	$406,000
LIABILITIES and EQUITY
Liabilities
Policy liabilities (note 5)
Insurance contract liabilities	$155,625	$158,312	$147,943
Investment contract liabilities and deposits	2,617	2,990	3,778
Bank deposits	16,900	16,300	14,734
Derivatives (note 4)	3,185	3,287	2,451
Deferred tax liability	758	640	1,026
Other liabilities	9,062	9,598	9,831
	$188,147	$191,127	$179,763
Long-term debt	5,806	5,841	3,856
Liabilities for preferred shares and capital instruments (note 8)	3,442	4,004	4,022
Segregated funds net liabilities	200,890	199,120	190,783
Total liabilities	$398,285	$400,092	$378,424
Equity
Issued share capital
Preferred shares (note 9)	$1,618	$1,422	$1,422
Common shares (note 9)	19,332	19,254	18,937
Contributed surplus	229	222	196
Shareholders’ retained earnings(1)	4,124	3,393	6,062
Shareholders’ accumulated other comprehensive income (loss)
On available-for-sale securities	309	333	660
On cash flow hedges	(54)	(55)	(19)
On translation of net foreign operations	(1,047)	(459)	–
Total shareholders’ equity	$24,511	$24,110	$27,258
Participating policyholders’ equity	185	155	80
Non-controlling interest in subsidiaries	416	410	238
Total equity	$25,112	$24,675	$27,576
Total liabilities and equity	$423,397	$424,767	$406,000

(1) Opening retained earnings as at January 1, 2010 have been restated. Refer to note 1(q).

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                                       Gail Cook-Bennett
President and Chief Executive Officer                                                    Chair of the Board of Directors

Manulife Financial Corporation – First Quarter 2011

Consolidated Statements of Income (Loss)
For the	three months ended		year ended
(Canadian $ in millions except per share amounts, unaudited)	March 31, 2011	March 31, 2010	December 31, 2010
Revenue
Premium income (note 12)
Gross premiums	$6,187	$5,869	$24,423
Premiums ceded to reinsurers	(1,572)	(1,458)	(6,027)
Net premiums	$4,615	$4,411	$18,396
Investment income
Investment income	$2,044	$2,200	$9,597
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and deposits	(1,264)	1,031	3,565
Net investment income	$780	$3,231	$13,162
Other revenue	$1,758	$1,589	$6,346
Total revenue	$7,153	$9,231	$37,904
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,576	$2,295	$8,837
Maturity and surrender benefits	1,652	1,146	6,115
Annuity payments	799	812	3,095
Policyholder dividends and experience rating refunds	269	290	1,130
Net transfers to segregated funds	42	185	76
Change in insurance contract liabilities	(366)	1,459	13,642
Change in investment contract liabilities	(301)	(48)	(641)
Ceded benefits and expenses	(1,223)	(1,225)	(4,828)
Change in reinsurance assets	(95)	370	447
Net benefits and claims	$3,353	$5,284	$27,873
General expenses	957	905	3,848
Investment expenses	238	242	981
Commissions	972	946	3,891
Interest expense	281	274	1,044
Net premium taxes	56	73	262
Goodwill impairment	–	–	2,330
Total policy benefits and expenses	$5,857	$7,724	$40,229
Income (loss) before income taxes	$1,296	$1,507	$(2,325)
Income tax (expense) recovery	(307)	(274)	799

NET INCOME (LOSS)	$989	$1,233	$(1,526)
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$5	$2	$58
Participating policyholders	(1)	7	79
Shareholders	985	1,224	(1,663)
	$989	$1,233	$(1,526)
Net income (loss) attributed to shareholders	$985	$1,224	$(1,663)
Preferred share dividends	(20)	(20)	(79)
Net income (loss) available to common shareholders	$965	$1,204	$(1,742)

EARNINGS PER SHARE
Weighted average number of common shares outstanding (in millions)	1,778	1,758	1,765
Weighted average number of diluted common shares outstanding (in millions)	1,861	1,834	1,765
Basic earnings (loss) per common share	$0.54	$0.68	$(0.99)
Diluted earnings (loss) per common share	$0.53	$0.66	$(0.99)
Dividends per common share	$0.13	$0.13	$0.52

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – First Quarter 2011

Consolidated Statements of Comprehensive Income (Loss)
For the	three months ended		year ended
(Canadian $ in millions, unaudited)	March 31, 2011	March 31, 2010	December 31, 2010
Net income (loss)	$989	$1,233	$(1,526)
Other comprehensive income (loss), net of tax
Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements	$(560)	$(706)	$(624)
On hedges	3	133	161
Change in unrealized gains (losses) on available-for-sale financial securities
Unrealized gains (losses) arising during the period	(97)	121	348
Reclassification of realized (gains) losses and (recoveries) impairments to net income	74	(46)	(669)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Unrealized losses arising during the period	(1)	(16)	(45)
Reclassification of realized losses to net income	2	2	8
Share of other comprehensive loss of associates	–	–	(6)
Other comprehensive loss, net of tax	$(579)	$(512)	$(827)
Total comprehensive income (loss)	$410	$721	$(2,353)
Total comprehensive income (loss) attributed to:
Non-controlling interest	$6	$–	$57
Participating policyholders	30	(27)	75
Shareholders	374	748	(2,485)

Income Taxes Included in Other Comprehensive Loss
For the	three months ended		year ended
(Canadian $ in millions, unaudited)	March 31, 2011	March 31, 2010	December 31, 2010
Income tax (recovery) expense
Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements	$(2)	$(7)	$(7)
Income tax expense on hedges	9	54	80
Change in unrealized gains (losses) on available-for-sale financial securities
Income tax (recovery) expense from unrealized gains (losses) arising during the period	(31)	45	82
Income tax recovery (expense) related to reclassification of realized gains/losses and recoveries/impairments to net income	36	(8)	(252)
Changes in unrealized gains/losses on derivative instruments designated as cash flow hedges
Income tax expense (recovery) from unrealized losses arising during the period	3	(9)	(24)
Income tax recovery (expense) related to reclassification of realized losses to net income	1	1	5
Income tax (recovery) on share of other comprehensive loss of associates	–	–	(3)
Total income tax expense (recovery)	$16	$76	$(119)

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – First Quarter 2011

Consolidated Statements of Changes in Equity
For the	three months ended		year ended
(Canadian $ in millions, unaudited)	March 31, 2011	March 31, 2010	December 31, 2010
Preferred shares
Balance, beginning of period	$1,422	$1,422	$1,422
Issued during the period (note 9)	200	–	–
Issuance costs, net of tax	(4)	–	–
Balance, end of period	$1,618	$1,422	$1,422
Common shares
Balance, beginning of period	$19,254	$18,937	$18,937
Issued on exercise of stock options and deferred share units	1	1	3
Issued under dividend reinvestment and share purchase plans	77	67	314
Balance, end of period	$19,332	$19,005	$19,254
Contributed surplus
Balance, beginning of period	$222	$196	$196
Exercise of stock options and deferred share units	–	–	1
Stock option expense	7	8	25
Balance, end of period	$229	$204	$222
Shareholders’ retained earnings (1)
Balance, beginning of period	$3,393	$6,062	$6,062
Net income (loss) attributed to shareholders	985	1,224	(1,663)
Preferred share dividends	(20)	(20)	(79)
Common share dividends	(234)	(230)	(927)
Balance, end of period	$4,124	$7,036	$3,393
Shareholders’ accumulated other comprehensive loss (“AOCI”)
Balance, beginning of period	$(181)	$641	$641
Change in unrealized currency translation gains/losses of self-sustaining operations	(588)	(539)	(459)
Change unrealized gains/losses on available-for-sale financial securities	(24)	77	(320)
Changes in unrealized gains/losses on derivative instruments designated as cash flow hedges	1	(14)	(37)
Share of other comprehensive loss of associates	–	–	(6)
Balance, end of period	$(792)	$165	$(181)

Total shareholders’ equity, end of period	$24,511	$27,832	$24,110
Participating policyholders’ equity
Balance, beginning of period	$155	$80	$80
Net income (loss) attributed to participating policyholders	(1)	7	79
Other comprehensive income (loss) attributed to participating policyholders	31	(34)	(4)
Balance, end of period	$185	$53	$155
Non-controlling interest
Balance, beginning of period	$410	$238	$238
Net income attributed to non-controlling interest	5	2	58
Other comprehensive income (loss) attributed to non-controlling interest	1	(2)	(1)
Deconsolidation of a subsidiary	–	–	107
Contributions, net	–	40	8
Balance, end of period	$416	$278	$410
Total equity, end of period	$25,112	$28,163	$24,675
(1) Opening retained earnings as at January 1, 2010 have been restated. Refer to note 1(q).

The accompanying notes are an integral part of these consolidated financial statements

Manulife Financial Corporation – First Quarter 2011

Consolidated Statements of Cash Flows
For the	three months ended		year ended
(Canadian $ in millions, unaudited)	March 31, 2011	March 31, 2010	December 31, 2010
Operating activities
Net income (loss)	$989	$1,233	$(1,526)
Adjustments for non-cash items in net income:
Increase (decrease) in insurance contract liabilities	(366)	1,459	13,642
Increase (decrease) in reinsurance assets	(71)	240	(55)
Accretion of discount on invested assets	(92)	(90)	(356)
Other amortization	79	74	316
Net realized and unrealized losses (gains) including impairments	1,575	(1,054)	(4,491)
Deferred income tax expense (recovery)	264	74	(474)
Stock option expense	7	8	25
Goodwill impairment	–	–	2,330
Net income adjusted for non-cash items	2,385	1,944	9,411
Changes in policy related and operating receivables and payables	(314)	472	1,522
Cash provided by operating activities	$2,071	$2,416	$10,933
Investing activities
Purchases and mortgage advances	$(13,720)	$(12,963)	$(76,090)
Disposals and repayments	11,723	8,472	54,533
Amortization of premium on invested assets	105	126	474
Changes in investment broker net receivables and payables	(112)	366	137
Net cash decrease from purchase of subsidiaries	–	–	(28)
Cash used in investing activities	$(2,004)	$(3,999)	$(20,974)
Financing activities
Increase (decrease) in repurchase agreements and securities	$(307)	$(1)	$536
sold but not yet purchased
Issue of long-term debt, net	–	–	2,024
Repayment of long-term debt	–	(1)	(1)
Repayment of capital instruments	(550)	–	–
Decrease in investment contract liabilities	(301)	(48)	(641)
Fund borrowed, net	34	3	5
Secured borrowings from securitization transactions	–	–	577
Changes in bank deposits, net	607	583	1,574
Shareholder dividends paid in cash	(175)	(183)	(691)
Contribution from (distribution to) non-controlling interest	–	40	36
Common shares issued, net	1	1	3
Preferred shares issued, net	196	–	–
Cash provided by (used in) financing activities	$(495)	$394	$3,422
Cash and short-term securities
Decrease during the period	$(428)	$(1,189)	$(6,619)
Effect of exchange rate changes on cash and short-term securities	(130)	(366)	(339)
Balance, beginning of period	11,322	18,280	18,280
Balance, end of period	$10,764	$16,725	$11,322
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$11,849	$18,805	$18,805
Net payments in transit, included in other liabilities	(527)	(525)	(525)
Net cash and short-term securities, beginning of period	$11,322	$18,280	$18,280
End of period
Gross cash and short-term securities	$11,379	$17,318	$11,849
Net payments in transit, included in other liabilities	(615)	(593)	(527)
Net cash and short-term securities, end of period	$10,764	$16,725	$11,322

Supplemental disclosures on cash flows from operating activities:
Interest paid	$257	$161	$864
Interest received	$2,106	$1,833	$8,043

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – First Quarter 2011

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“John Hancock”), a Bermuda reinsurance company.  MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds to individual and group customers in Asia, Canada and the United States. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”). These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS’) as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to IFRS. As these are the Company’s first consolidated interim financial statements presented under IFRS, they were prepared in accordance with IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

An explanation of how the transition to IFRS has affected the equity, comprehensive income and cash flows of the Company is provided in note 15.

These Consolidated Interim Financial Statements of MFC for the three months ended March 31, 2011 were authorized for issue by the Board of Directors on May 5, 2011.

(b)	Basis of preparation

The preparation of the consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities as at the date of the consolidated interim financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to the determination of insurance and investment contract liabilities, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, impairment testing of goodwill and intangible assets, fair value of certain financial instruments, derivative and hedge accounting, assessment of relationships with other entities for consolidation and the disclosure of contingent liabilities. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used in the preparation of these consolidated interim financial statements are summarized below.

(c)	Basis of consolidation

MFC consolidates the financial statements of all subsidiary companies. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of another entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are considered. The financial statements of subsidiaries are included in the Company’s consolidated results from the date control is established and are excluded from consolidation from the date control ceases. The Company’s consolidated interim financial statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. Inter-company balances, and income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Manulife Financial Corporation – First Quarter 2011

Non-controlling interests in subsidiaries represents interests of outside parties in the equity of the Company’s subsidiaries and are presented within total equity, separate from the equity of MFC’s shareholders.  Non-controlling interests in the net income and other comprehensive income (“OCI”) of MFC’s subsidiaries are included in total net income and total other comprehensive income, respectively.  An exception to this occurs where the subsidiary’s shares are redeemable, or the subsidiary’s operations have a predetermined lifespan, in which case non-controlling interests in the subsidiary’s equity are presented as liabilities of the Company and non-controlling interests in the subsidiary’s income and OCI are recorded as expenses of the Company.

The equity method of accounting is used to account for investments over which the Company has significant influence, whereby the Company records its share of the investee’s net assets and financial results using uniform accounting policies for similar transactions and events. Gains and losses on sale of these investments are included in income when realized, while impairment losses are recognized immediately when there is objective evidence of impairment. Gains and losses on transactions with investees are eliminated to the extent of the Company’s interest in the investee. These investments are included in other invested assets on the Company’s Consolidated Statements of Financial Position.

(d)	Invested assets

The invested assets held by the Company are accounted for using the methods described below.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Net payments in transit and overdraft bank balances are included in other liabilities.

Bonds are carried at fair value. Realized gains and losses on sale of bonds and unrealized gains and losses on bonds designated as fair-value-through-profit-and-loss (“FVTPL”) are recognized in income immediately. Unrealized gains and losses on available-for-sale (“AFS”) bonds are recorded in OCI, with the exception of unrealized gains and losses on foreign currency translation which are included in income.  Impairment losses on AFS bonds are recognized in income on an individual security basis when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

Stocks are carried at fair value. Realized gains and losses on sale of stocks and unrealized gains and losses on stocks designated as FVTPL are recognized in income immediately.  Unrealized gains and losses on AFS stocks are recorded in OCI.  Impairment losses on AFS stocks are recognized in income on an individual security basis when there is objective evidence that the cost may not be recovered. Impairment is considered to have occurred when fair value has declined significantly below cost or for a prolonged period of time.

Mortgages are classified as loans and are carried at amortized cost less allowance for impairment losses, if any.  Realized gains and losses are recorded in income immediately.  When mortgages are impaired or when contractual payments are more than 90 days in arrears, contractual interest is no longer accrued. Interest accruals are resumed once the contractual payments are no longer in arrears and are considered current. Impairment losses are recorded on individual mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest.  Impairment is measured based on the discounted value of expected future cash flows at the original effective interest rates inherent in the mortgages.  Expected future cash flows are typically determined in reference to the fair value of collateral security underlying the mortgages, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the mortgages, if any.

The Company accounts for insured mortgage securitizations as secured financing transactions as the criteria for sale accounting is not met. The Company continues to recognize the mortgages and records a liability in other liabilities for the amount owed at maturity. Interest income on the mortgages and interest expense on the borrowing are recorded using the effective interest rate method.

Private placements include corporate loans for which there is no active market.  These are classified as loans, and are carried at amortized cost less allowance for impairments.  Realized gains and losses are recorded in income immediately. When private placements are considered impaired, contractual interest is no longer accrued. Interest accruals are resumed once the investment is no longer considered to be impaired. Impairment losses are recorded on individual private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest.

Manulife Financial Corporation – First Quarter 2011

Impairment is measured based on the discounted value of expected future cash flows at the original effective interest rates inherent in the loans.

Policy loans are classified as loans with a carrying value equal to their unpaid balance.  Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Bank loans are carried at unpaid principal less allowance for credit losses, if any. When bank loans are impaired or when contractual payments are more than 90 days in arrears, contractual interest is no longer accrued. Interest accruals are resumed once the contractual payments are no longer in arrears and are considered current.

Once established, allowances for impairment of mortgages, private placements and bank loans are reversed only if the conditions that caused the impairment no longer exist.  Reversals of impairment charges on AFS debt securities are only recognized to the extent that increases in fair value can be attributed to events subsequent to the impairment loss being recorded.  On disposition of an impaired asset, any allowance for impairment is released.

In addition to allowances against the carrying value of impaired assets, the Company considers the impact of the impairments on the investment yields assumed in the calculation of actuarial liabilities.

Interest income is recognized on bonds and loans as it accrues and is calculated by using the effective interest rate method. Premiums, discounts and transaction costs are amortized over the life of the underlying investment using the effective yield method for AFS bonds and loans.

The Company records purchases and sales of invested assets on a trade date basis.

Real estate consists of both own use and investment property.

Own use property is carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated based on the cost of an asset less its residual value and is recognized in income on a straight-line basis over the estimated useful life ranging from 30 to 60 years. Impairment losses are recorded in income to the extent the recoverable amount is less than the carrying amount.

Investment property is property held to earn rental income, for capital appreciation or for both. Investment property is measured at fair value with changes in fair value recognized in income.

Other invested assets include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Private equity investments are accounted for using the equity method when the Company has the ability to exercise significant influence or are classified as FVTPL or AFS and carried at fair value when significant influence does not exist. Fixed income investments are carried at amortized cost less impairment. Investments in oil and gas exploration and evaluation costs are measured on a “successful efforts” basis.

Other invested assets also include investments in leveraged leases. The carrying value of investments in leveraged leases is calculated by accruing income on the lease receivable and related non-recourse debt using the effective yield method under IAS 18 “Revenue”.

(e)	Goodwill and intangible assets

Goodwill represents the difference between the acquisition cost of the business combination and the Company’s proportionate share of the net identifiable assets acquired and liabilities and certain contingent liabilities assumed. It is initially recorded at cost and subsequently measured at cost less accumulated impairments.

Goodwill is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable at the cash generating unit (“CGU”) or group of CGU level. A CGU comprises the smallest group of assets that are capable of generating largely independent cash flows, and is either a business segment or a level below. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value.

Manulife Financial Corporation – First Quarter 2011

The recoverable amount of a CGU is the higher of the estimated fair value less costs to sell or value-in-use of the group. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Intangible assets consist of assets with indefinite useful lives such as the John Hancock brand name and assets with finite useful lives such as the Company’s distribution networks.

An intangible asset with an indefinite useful life is subject to an annual impairment test, or more frequently if there is an indication that it is not recoverable.

Finite life intangible assets are amortized over their estimated useful lives, which vary from three to 68 years, and are tested for impairment whenever there is an indication that it is not recoverable.

(f)	Miscellaneous assets

Miscellaneous assets include defined benefit assets, deferred acquisition costs and capital assets. Deferred acquisition costs are carried at cost less accumulated amortization. These costs are recognized over the period where redemption fees may be charged or over the period revenue is earned. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

(g)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds are passed directly to the policyholders, although in some cases the Company has provided guarantees of investment performance as described below.  Segregated funds net assets and segregated funds net liabilities are presented on separate lines on the Consolidated Statements of Financial Position.  Segregated funds net assets are generally recorded at fair value. The fair value of the segregated funds net liabilities is equal to the fair value of the segregated funds net assets. Income earned from segregated fund management fees is included in other revenue. Investment income earned by the funds and expenses incurred by the funds are not separately presented in the Consolidated Statements of Income and are disclosed in note 13.

The Company provides minimum guarantees on certain individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum accumulation guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded within insurance contract liabilities in the general fund.

(h)	Insurance and investment contract liabilities

Contract classification:
Contracts issued by the Company are classified in accordance with IFRS as insurance, investment or service contracts. Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance, at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are classified as either investment contracts or service contracts and are accounted for in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” or IAS 18 “Revenue”, respectively.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.

Insurance contract liabilities:
Insurance contract liabilities, net of reinsurance assets, represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Insurance contract liabilities are presented gross of reinsurance assets on the Consolidated Statements of Financial Position. The Company’s Appointed Actuary is responsible for determining the amount of insurance contract liabilities in accordance with standards established by the Canadian

Manulife Financial Corporation – First Quarter 2011

Institute of Actuaries. Insurance contract liabilities, net of reinsurance assets, have been determined using the Canadian Asset Liability Method (“CALM”) as permitted by IFRS 4 “Insurance Contracts”. Refer to note 5.

Investment contract liabilities and deposits:
Investment contract liabilities include contracts issued to retail and institutional investors that do not contain significant insurance risk. Investment contract liabilities and deposits are measured at amortized cost, or at fair value if elected to ensure consistent measurement and reduce accounting mismatches between the assets supporting the contracts and the liabilities. The liability is derecognized when the contract expires, is discharged, or is cancelled.

Embedded derivatives:
Derivatives embedded within insurance contracts are separated if they are not considered to be closely related to the host insurance contract and do not meet the definition of an insurance contract. These embedded derivatives are presented separately in other assets or other liabilities and are measured at fair value with changes in fair value recognized in income.

(i)	Reinsurance assets

The Company uses reinsurance in the normal course of business to manage its risk exposure. Insurance ceded to a reinsurer does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements.

Reinsurance assets represent the benefit derived from reinsurance agreements in force at the reporting date, taking into account the financial condition of the reinsurer. Amounts recoverable from reinsurers are estimated in accordance with the terms of the relevant reinsurance contract.

Gains or losses on buying reinsurance are recognized in income immediately at the date of purchase and are not amortized. Premiums ceded and claims reimbursed are presented on a gross basis on the Consolidated Statements of Income. Reinsurance assets are not offset against the related insurance contract liabilities and are presented separately on the Consolidated Statements of Financial Position.

(j)	Other financial instruments accounted for as liabilities

The Company issues a variety of other financial instruments classified as liabilities, including notes payable, term notes, senior notes, senior debentures, subordinate notes, surplus notes and preferred shares. These financial liabilities are measured at amortized cost, with issuance costs deferred and amortized using the effective interest rate method.

(k)	Income taxes

The Company provides for income taxes using the liability method of tax allocation.  Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the date of the Consolidated Statements of Financial Position.  The income tax provision is comprised of current income taxes and deferred income taxes.  Current and deferred taxes relating to items recognized in OCI and directly in equity are similarly recognized in OCI and directly in equity respectively.

Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year and any adjustments to tax payable in respect of previous years.

Deferred income taxes result from temporary differences between the carrying value of assets and liabilities and their respective tax bases. Deferred tax is measured at the substantively enacted tax rates that are expected to be applied to temporary differences when they reverse.

A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable.   Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries and investments subject to significant influence, where the timing of

Manulife Financial Corporation – First Quarter 2011

the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

(l) Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction.

Assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate in effect at the reporting date. Revenue and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the year. Exchange gains and losses are recognized in income with the exception of foreign monetary items that form part of a net investment in a foreign operation and the results of hedging these positions. These foreign exchange gains and losses are recognised in OCI until such time that a gain or loss on the underlying investment in the subsidiary is recognized in income.

(m)	Share-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 15 in the annual consolidated financial statements for the year ended December 31, 2010. The Company uses the fair value method for stock option awards granted on or after January 1, 2002.

Compensation expense of equity instruments is accrued based on the best estimate of the number of instruments expected to vest, with revisions made to that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates, unless forfeitures are due to market based conditions.

Stock options are expensed with a corresponding increase in contributed surplus.  Restricted share units, special restricted share units and deferred share units are expensed with a corresponding liability accrued based on the fair value of MFC’s common shares. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares. The change in the value of units resulting from changes in the Company’s market value or changes in the specific performance conditions and changes in the Company’s market value and credited dividends is recognized in income, offset by the impact of total return swaps used to manage the variability of the related liability.

Stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period.  Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility.

When a stock-based compensation award vests in instalments (graded-vesting features), each instalment is considered a separate award with the compensation expense amortized accordingly.

Contributions to the Global Share Ownership Plan (“GSOP”) are expensed as incurred.  Under the GSOP, subject to certain conditions, the Company will match a percentage of the employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase common shares in the open market.

(n) Employee future benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and post-employment benefit plans for eligible employees and agents. These plans include broad-based pension plans for employees, supplemental pension plans for executives and other post-employment benefit plans.

The Company’s obligations in respect of defined benefit pension plans and post-employment benefit plans is calculated for each plan as the estimated present value of the future benefits that employees have earned in return for their service up to the reporting date. The discount rate used is based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of these obligations and that are denominated in the same currency in which the benefits are expected to be paid. To determine the Company’s net defined benefit asset or liability, the fair value of any

Manulife Financial Corporation – First Quarter 2011

plan assets, any unrecognized past service costs and any unrecognized gains and losses are then deducted. When this calculation results in an asset, the amount recognized is limited to the sum of any unrecognized past service costs and actuarial losses and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.

Defined benefit assets are included in other assets and defined benefit liabilities are included in other liabilities.

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’ final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States and Japan that provide benefits based on notional accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, rates of compensation increases and retirement ages of employees. Actuarial gains and losses that exceed 10 per cent of the greater of the defined benefit obligation or the fair value of the plan assets are amortized and recognized in income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return and on the fair value of plan assets.

The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings.  The cost of defined contribution plans is the contribution provided by the Company. Contributions to defined contribution pension plans are recognized in income in the periods during which services are rendered by employees.

The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of the cost of these benefits is recognized in income over the employees’ years of service to their dates of full entitlement.  Actuarial gains and losses that exceed 10 per cent of the defined benefit obligation are amortized and recognized in income on a straight-line basis over the estimated average remaining service life of the plan members.

In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave). The year over year change in the defined benefit obligation, including any actuarial gains or losses, is recognized in income in the current year.

When the benefits under the pension plans and post-employment benefit plans are improved, the portion of the increased benefit relating to past service by employees is recognized in income on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the increased benefit for past service is immediately recognized in income.

(o)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain insurance contract liabilities.  Derivatives embedded in other financial instruments (“host instruments”) are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument itself is not recorded at FVTPL.  Derivatives are recorded at fair value.  Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

A determination is made for each relationship as to whether hedge accounting can be applied. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income.  Refer to note 4.

Hedge accounting:
Where the Company has elected to use hedge accounting, a hedge relationship is designated and documented at inception.  Hedge effectiveness is evaluated at inception and throughout the term of the hedge and hedge accounting is only applied when the Company expects that each hedging instrument will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged.  The assessment of hedge effectiveness is performed at each reporting period. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively.  In such cases, if the

Manulife Financial Corporation – First Quarter 2011

derivative hedging instruments are not sold or terminated, any subsequent changes in fair value of the derivative are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged, as discussed below.

Fair value hedges:
In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in fair value attributable to the hedged risk.  The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to investment income over the remaining term of the hedged item unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

Cash flow hedges:
In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income.  Gains and losses accumulated in Accumulated Other Comprehensive Income (“AOCI”) are recognized in income during the same periods as the variability in the cash flows hedged or the hedged forecasted transactions are recognized.   The reclassifications from AOCI are made to investment income, with the exception of total return swaps that hedge restricted share units, which are reclassified to compensation expense.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction remains highly probable to occur, the amounts accumulated in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

Net investment hedges:
In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when gains or losses on the underlying hedged net investment in foreign operations are recognized in income.

(p)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.  Premiums are reported gross of reinsurance ceded (see note 5). Revenue on service contracts is recognized as services are rendered.

Expenses are recognized when incurred.  Insurance contract liabilities are computed at the end of each period, resulting in benefits and expenses being matched with the premium revenue.

(q)	Accounting adjustments

During the first quarter of 2011, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.  The result of these errors included an understatement of other liabilities of $133.  Because these errors are not material to the consolidated financial statements for prior years, but correcting them in the current period would have materially distorted the current period’s result, the Company has corrected the errors by reducing opening shareholders’ retained earnings as at January 1, 2010 by $133.

Manulife Financial Corporation – First Quarter 2011

N Note 2 Future Accounting and Reporting Changes

(a)	Amendments to IFRS 7 “Financial Instruments: Disclosures”

The amendments to IFRS 7 “Disclosures – Transfer of Financial Assets”, issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset.  The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period.

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011.  The Company is currently assessing the impact of these amendments on its consolidated financial statement disclosures.

(b)	Amendment to IAS 12 “Income Taxes”

An amendment to IAS 12 was issued in December 2010 that provides a practical approach to the measurement of deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model under IAS 40 “Investment Property”.  Where entities measure deferred tax liabilities and deferred tax assets using a tax rate and tax base that is consistent with the expected manner of recovery or settlement, the amendment provides a rebuttable presumption for investment property measured using the fair value model that its carrying amount will be recovered through sale.  This amendment is effective for annual periods beginning on or after January 1, 2012.  Earlier application is permitted.  The Company does not expect that the adoption of this amendment will have a significant impact on its consolidated financial statements.

(c)	IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” issued in November 2009 and amended in October 2010 is the first phase of a three phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 currently provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  The classification and measurement for financial liabilities remains generally unchanged, however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of that liability.  The other phases of this project which are currently under development include impairment and hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The Company is assessing the full impact of IFRS 9 on its consolidated financial statements in conjunction with the completion of the other phases of this project.

Manulife Financial Corporation – First Quarter 2011

Note 3 Invested Assets

(a)	Carrying values and fair values of invested assets

As at March 31, 2011	Fair value through profit and loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$684	$8,376	$2,319	$11,379	$11,379
Bonds (2)
Canadian government & agency	10,148	4,460	-	14,608	14,608
U.S. government & agency (3)	13,117	6,207	-	19,324	19,324
Other government & agency	7,597	1,390	-	8,987	8,987
Corporate	46,109	4,389	-	50,498	50,498
Mortgage/asset-backed securities	5,739	600	-	6,339	6,339
Stocks (4)	8,470	2,164	-	10,634	10,634
Loans
Mortgages (5)	-	-	32,820	32,820	34,192
Private placements (6)	-	-	19,281	19,281	20,383
Policy loans (7)	-	-	6,400	6,400	6,400
Bank loans (5)	-	-	2,342	2,342	2,350
Real estate (8)
Own use property	-	-	806	806	1,192
Investment property	5,459	-	-	5,459	5,459
Other invested assets (9)	3,259	101	6,366	9,726	10,195
Total invested assets	$100,582	$27,687	$70,334	$198,603	$201,940

As at December 31, 2010	Fair value through profit and loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$668	$8,827	$2,354	$11,849	$11,849
Bonds (2)
Canadian government & agency	10,044	5,177	-	15,221	15,221
U.S. government & agency (3)	13,109	5,587	-	18,696	18,696
Other government & agency	7,591	1,417	-	9,008	9,008
Corporate	47,648	4,367	-	52,015	52,015
Mortgage/asset-backed securities	5,947	673	-	6,620	6,620
Stocks (4)	8,297	2,178	-	10,475	10,475
Loans
Mortgages (5)	-	-	32,837	32,837	34,375
Private placements (6)	-	-	19,577	19,577	20,838
Policy loans (7)	-	-	6,486	6,486	6,486
Bank loans (5)	-	-	2,353	2,353	2,364
Real estate (8)
Own use property	-	-	822	822	1,207
Investment property	5,531	-	-	5,531	5,531
Other invested assets (9)	3,283	80	6,369	9,732	10,113
Total invested assets	$102,118	$28,306	$70,798	$201,222	$204,798

Manulife Financial Corporation – First Quarter 2011

As at January 1, 2010	Fair value through profit and loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$651	$16,124	$2,030	$18,805	$18,805
Bonds (2)
Canadian government & agency	8,131	4,337	-	12,468	12,468
U.S. government & agency (3)	5,365	2,230	-	7,595	7,595
Other government & agency	5,105	1,022	-	6,127	6,127
Corporate	45,780	5,690	-	51,470	51,470
Mortgage/asset-backed securities	6,556	891	-	7,447	7,447
Stocks (4)	7,276	2,412	-	9,688	9,688
Loans
Mortgages (5)	-	-	31,158	31,158	32,112
Private placements (6)	-	-	19,980	19,980	20,594
Policy loans (7)	-	-	6,609	6,609	6,609
Bank loans (5)	-	-	2,457	2,457	2,468
Real estate (8)
Own use property	-	-	859	859	1,212
Investment property	5,129	-	-	5,129	5,129
Other invested assets (9)	2,544	124	6,768	9,436	9,931
Total invested assets	$86,537	$32,830	$69,861	$189,228	$191,655

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)
Fair values for bonds, including corporate, U.S. Treasury and municipal securities are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $4,257 of state issued securities (December 31, 2010 – $4,304 and January 1, 2010 – $2,141).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values for the majority of variable-rate mortgages and bank loans are assumed to equal their carrying values since there are no fixed spreads. Where a variable-rate mortgage has a fixed spread above the benchmark rate, the mortgages are valued using current market spreads for equivalently rated borrowers.

(6)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated.  The assumptions are based primarily on market observable data.  Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)
Fair values of investment property real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Own use real estate properties are carried on a cost basis with carrying values adjusted for accumulated amortization.  Foreclosed properties of $3 are included in real estate as at March 31, 2011 (December 31, 2010 – $4 and January 1, 2010 – $4).  Fair values of timber and agriculture assets are determined by external appraisals using a variety of techniques including discounted cash flows and comparable sales analysis.

(9)
Other invested assets include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals, various valuation techniques used by external managers as well as internal valuations using a variety of techniques including discounted cash flows, earnings multiple of comparable companies and comparable sales analysis.

(b)	Bonds and stocks classified as FVTPL

The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if AFS classification was selected because changes in insurance and investment contract liabilities are reflected net income rather than in other comprehensive income.

Manulife Financial Corporation – First Quarter 2011

Gains (losses) on bonds and stocks classified as FVTPL

three months ended			year ended
	March 31,	March 31,	December 31,
For the	2011	2010	2010
Bonds	$(720)	$955	$2,501
Stocks	240	170	945
Other invested assets - private stocks	(31)	36	155

(c)	Bonds and stocks classified as AFS

The Company’s investments in bonds and stocks classified as AFS are summarized below:

As at March 31, 2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$4,294	$302	$(136)	$4,460
U.S. government & agency	6,282	43	(118)	6,207
Other government & agency	1,372	26	(8)	1,390
Corporate	4,237	183	(31)	4,389
Mortgage/asset-backed securities	654	22	(76)	600
Total bonds	$16,839	$576	$(369)	$17,046
Stocks (1)	1,950	251	(37)	2,164
Other invested assets - private stocks	109	-	(8)	101
Total bonds and stocks	$18,898	$827	$(414)	$19,311

As at December 31, 2010
Bonds
Canadian government & agency	$4,974	$263	$(60)	$5,177
U.S. government & agency	5,697	49	(159)	5,587
Other government & agency	1,388	33	(4)	1,417
Corporate	4,199	196	(28)	4,367
Mortgage/asset-backed securities	736	25	(88)	673
Total bonds	$16,994	$566	$(339)	$17,221
Stocks (1)	1,967	255	(44)	2,178
Other invested assets - private stocks	86	-	(6)	80
Total bonds and stocks	$19,047	$821	$(389)	$19,479

As at January 1, 2010
Bonds
Canadian government & agency	$3,892	$525	$(80)	$4,337
U.S. government & agency	2,163	89	(22)	2,230
Other government & agency	998	31	(7)	1,022
Corporate	5,327	431	(68)	5,690
Mortgage/asset-backed securities	1,051	10	(170)	891
Total bonds	$13,431	$1,086	$(347)	$14,170
Stocks (1)	2,209	263	(60)	2,412
Other invested assets - private stocks	138	1	(15)	124
Total bonds and stocks	$15,778	$1,350	$(422)	$16,706

(1) The largest single issuer represented 10% (December 31, 2010 – 9% and January 1, 2010 – 26%) of the fair value of stocks classified as AFS.

A tax expense of $101 (December 31, 2010 – expense of $ 97 and January 1, 2010 – expense of $266) reduces the pre-tax net unrealized gain of $413 (December 31, 2010 – gain of $432 and January 1, 2010 – gain of $928) above to $312 (December 31, 2010 – gain of $335 and January 1, 2010 – gain of $ 662).

Manulife Financial Corporation – First Quarter 2011

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the year. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Sales of AFS securities

	three months ended		year ended
	March 31,	March 31,	December 31,
For the	2011	2010	2010
Sale of bonds
Sale proceeds	$2,211	$181	$13,909
Gross gains	7	27	1,332
Gross losses	(149)	(21)	(514)
Sale of stocks
Sale proceeds	590	503	2,387
Gross gains	53	108	359
Gross losses	(14)	(51)	(191)
Sale of other invested assets - private stocks
Sale proceeds	24	-	34
Gross gains	4	-	6
Gross losses	-	-	(3)
Sale of short-term securities
Sale proceeds	1,450	2,223	9,495
Gross gains	-	-	-
Gross losses	-	-	-

Unrealized losses on AFS securities

The Company monitors its portfolio of AFS securities on an ongoing basis to identify impairments based on objective evidence.  Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost.  For further discussion regarding the Company’s impairment policy, see note 1. The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at March 31, 2011	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$2,794	$2,658	$(136)	$-	$-	$-	$2,794	$2,658	$(136)
U.S. government & agency	3,708	3,590	(118)	1	1	-	3,709	3,591	(118)
Other government & agency	405	398	(7)	12	11	(1)	417	409	(8)
Corporate	1,157	1,133	(24)	108	101	(7)	1,265	1,234	(31)
Mortgage/asset-backed securities	42	41	(1)	239	164	(75)	281	205	(76)
Total bonds	$8,106	$7,820	$(286)	$360	$277	$(83)	$8,466	$8,097	$(369)
Stocks	438	402	(36)	10	9	(1)	448	411	(37)
Other invested assets - private stocks	38	33	(5)	26	23	(3)	64	56	(8)
Total bonds and stocks	$8,582	$8,255	$(327)	$396	$309	$(87)	$8,978	$8,564	$(414)

As at December 31, 2010
Bonds
Canadian government & agency	$3,111	$3,057	$(54)	$103	$97	$(6)	$3,214	$3,154	$(60)
U.S. government & agency	3,942	3,783	(159)	-	-	-	3,942	3,783	(159)
Other government & agency	321	317	(4)	11	11	-	332	328	(4)
Corporate	1,020	1,000	(20)	127	119	(8)	1,147	1,119	(28)
Mortgage/asset-backed securities	37	36	(1)	257	170	(87)	294	206	(88)
Total bonds	$8,431	$8,193	$(238)	$498	$397	$(101)	$8,929	$8,590	$(339)
Stocks	415	378	(37)	41	34	(7)	456	412	(44)
Other invested assets - private stocks	78	72	(6)	3	3	-	81	75	(6)
Total bonds and stocks	$8,924	$8,643	$(281)	$542	$434	$(108)	$9,466	$9,077	$(389)
At March 31, 2011, there were 627 (December 31, 2010 – 555) AFS bonds with an aggregate gross unrealized loss of $369 (December 31, 2010 – $339) of which the single largest unrealized loss was $76 (December 31, 2010 – $67). The decrease in unrealized losses was largely the result of credit spread narrowing for corporate issuers.  The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has found no objective evidence of impairment.

Manulife Financial Corporation – First Quarter 2011

At March 31, 2011, there were 889 (December 31, 2010 – 1,046) stocks with an aggregate gross unrealized loss of $37 (December 31, 2010 – $44) of which the single largest unrealized loss was $5 (December 31, 2010 – $3). The Company anticipates that these stocks will recover in value in the near term.

As of March 31, 2011, 84 per cent (December 31, 2010 – 86 per cent) of securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy, the Company has found no objective evidence of impairment and the carrying value is appropriate.  For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 48 months (December 31, 2010 – 12 to 45 months).

Contractual maturity of AFS bonds

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at March 31, 2011	Amortized cost	Fair value
Maturity
One year or less	$1,110	$1,115
Over one year through five years	3,072	3,120
Over five years through ten years	3,414	3,490
Over ten years	8,589	8,721
Subtotal	$16,185	$16,446
Asset-backed and mortgage-backed securities	654	600
Total	$16,839	$17,046

Securitized assets, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

Note 4 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.  The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See Variable annuity guarantee dynamic hedging strategy in note 7 of the 2010 annual consolidated financial statements for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

Manulife Financial Corporation – First Quarter 2011

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the table below.

Derivatives in fair value hedging relationships For the three months ended March 31, 2011	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$102	$(111)	$(9)
	Fixed rate liabilities	(24)	24	-
Foreign currency swaps	Fixed rate assets	3	(2)	1
	Floating rate liabilities	9	1	10
Total		$90	$(88)	$2

For the three months ended March 31, 2010

Interest rate swaps	Fixed rate assets	$(56)	$37	$(19)
	Fixed rate liabilities	(3)	3	-
Foreign currency swaps	Fixed rate assets	(9)	33	24
	Floating rate liabilities	2	(2)	-
Total		$(66)	$71	$5

For the year ended December 31, 2010

Interest rate swaps	Fixed rate assets	$(226)	$204	$(22)
	Fixed rate liabilities	(1)	-	(1)
Foreign currency swaps	Fixed rate assets	(33)	56	23
	Floating rate liabilities	-	(7)	(7)
Total		$(260)	$253	$(7)

Cash flow hedges
The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions.  The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Change in Equity are shown in the following table.

Manulife Financial Corporation – First Quarter 2011

Derivatives in cash flow hedging relationships For the three months ended March 31, 2011	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$-	$(3)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(5)	-	-
Total return swaps	Stock-based compensation	(3)	-	-
Total		$(9)	$(3)	$-

For the three months ended March 31, 2010

Interest rate swaps	Forecasted liabilities	$(27)	$(4)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	1	-	-
Total return swaps	Stock-based compensation	1	-	-
Total		$(26)	$(4)	$-

For the year ended December 31, 2010

Interest rate swaps	Forecasted liabilities	$(31)	$(14)	$-
Foreign currency swaps	Fixed rate assets	4	-	-
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(16)	-	-
Total return swaps	Stock-based compensation	(12)	-	-
Total		$(55)	$(14)	$-

The Company anticipates that net losses of approximately $12 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 27 years.

Hedges of net investments in self-sustaining foreign operations
The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in self-sustaining foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in net investment hedging relationships For the three months ended March 31, 2011	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$9	$-	$-
Foreign currency forwards	-	-	-
Total	$9	$-	$-

For the three months ended March 31, 2010
Currency swaps	$13	$-	$-
Foreign currency forwards	187	-	-
Total	$200	$-	$-

For the year ended December 31, 2010
Currency swaps	$87	$-	$-
Foreign currency forwards	119	-	-
Total	$206	$-	$-

Manulife Financial Corporation – First Quarter 2011

Derivatives not designated as hedging instruments
Derivatives used in portfolios supporting insurance contract liabilities are generally not designated as hedging instruments because the change in the value of the insurance contract liabilities hedged items in these portfolios is recorded through net  income.  Given the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur, they generally offset with the change in hedged risk to the extent the hedges are effective.  Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Income are shown in the following table.

	three months ended		year ended
	March 31,	March 31,	December 31,
For the	2011	2010	2010
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$(546)	$120	$685
Stock futures	(505)	(173)	(987)
Currency futures	(71)	34	67
Interest rate futures	12	(9)	(100)
Interest rate options	-	(1)	(1)
Total return swaps	-	13	13
Foreign currency swaps	(11)	(14)	82
Foreign currency forwards	3	20	52
Total investment loss from derivatives in non-hedging relationships	$(1,118)	$(10)	$(189)

Fair value of derivatives
The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments.  Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves.  However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company's use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives in note 7. The credit risk of both the counterparty and the Company are considered in determining the fair value for all  OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

The fair value of derivative instruments is summarized by term to maturity in the following tables.  Fair values shown do not incorporate the impact of master netting agreements (see note 6).

Term to maturity	Less than	1 to 3	3 to 5	Over 5
As at March 31, 2011	1 year	years	years	years	Total
Derivative assets	$110	$167	$175	$2,948	$3,400
Derivative liabilities	90	305	313	2,477	3,185

As at December 31, 2010
Derivative assets	$153	$179	$182	$3,486	$4,000
Derivative liabilities	97	366	302	2,522	3,287

Manulife Financial Corporation – First Quarter 2011

The gross notional amount and the fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the table below.

As at	March 31, 2011	December 31, 2010	January 1, 2010
	Fair value	Fair value	Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedging relationships
Fair value hedges	Interest rate swaps	$ 6,578	$ 65	$ 131	$ 2,903	$ 58	$ 223	$ 1,951	$ 14	$ 73
	Foreign currency swaps	469	62	17	472	53	19	1,064	47	79
	Forward contracts	-	-	-	148	-	-	-	-	-
Cash flow hedges	Interest rate swaps	344	3	-	352	3	-	1,108	39	-
	Foreign currency swaps	10	-	-	13	1	-	67	-	4
	Forward contracts	104	24	-	139	29	-	278	45	-
	Equity contracts	165	3	5	116	5	3	91	10	-
Net investment hedges	Foreign currency swaps	972	73	58	972	82	76	322	-	43
	Forward contracts	-	-	-	202	3	4	5,377	110	13
Total derivatives in hedging relationships		$ 8,642	$ 230	$ 211	$ 5,317	$ 234	$ 325	$ 10,258	$ 265	$ 212
Non-hedging relationships
	Interest rate swaps	$ 84,680	$ 2,680	$ 2,528	$ 81,533	$ 3,233	$ 2,505	$ 62,058	$ 2,046	$ 1,575
	Interest rate futures	2,811	-	-	2,596	-	-	885	-	-
	Interest rate options	176	-	-	180	-	-	300	2	-
	Foreign currency swaps	6,684	484	438	7,037	516	451	8,455	391	660
	Currency rate futures	3,851	-	-	3,643	-	-	757	-	-
	Forward contracts	697	4	2	580	7	4	525	-	2
	Equity contracts	160	2	6	146	10	2	184	3	-
	Equity futures	10,738	-	-	9,714	-	-	2,078	-	-
	Embedded derivatives	-	-	-	-	-	-	-	-	2
Total derivatives in non-hedging relationships		$ 109,797	$ 3,170	$ 2,974	$ 105,429	$ 3,766	$ 2,962	$ 75,242	$ 2,442	$ 2,239
Total derivatives		$ 118,439	$ 3,400	$ 3,185	$ 110,746	$ 4,000	$ 3,287	$ 85,500	$ 2,707	$ 2,451

Note 5 Policy Liabilities

The Company monitors the methods and assumptions used in determining insurance and investment contract liabilities (“policy liabilities”) on an ongoing basis to ensure they appropriately reflect emerging experience and the risk profile of the liabilities.  Changes to methods and assumptions used in determining policy liabilities will result in a change to the projected value of policy cash flows and, therefore, to policy liabilities.  As a result of changes to policy liabilities, shareholders’ post-tax income will also change.  The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $105 (shareholder post-tax loss of $70) for the three months ended March 31, 2011. For the three months ended March 31, 2010 and the year ended December 31, 2010 policy liabilities increased by $2 and $2,876 respectively (shareholder post-tax loss of nil and $2,075 respectively).  These amounts were reported in the Corporate and Other segment. These amounts are net of impact on the reinsurance assets.

In the first quarter of 2011, the change in methods and assumptions increased policy liabilities by $105. This was related mainly to refinements of methods and models that are used to project future policy cash flows across several business units. Of the $105, $36 related to a refinement in the calculation of an embedded derivative.

The $ 2 impact on policy liabilities for changes in methods and assumptions for the three months ended March 31, 2010 consisted of a small number of offsetting items related to enhancements to valuation systems as well as refinements to valuation methods and assumptions used to project liability cash flows.

For the year ended December 31, 2010, the $2,876 impact on policy contract liabilities for changes in assumptions and model enhancements included increases for mortality / morbidity, policyholder behaviour, investment returns and refinements in modeling of liability cash flows, with decreases in policy liabilities for expenses.  Policy liabilities increased by $903 for changes to mortality/morbidity assumptions, driven by morbidity increases in the Long-Term Care business that were partially offset by mortality updates in Canadian Individual Insurance.  Policy liabilities increased $650 for updates to policyholder behaviour assumptions, most significantly for policyholder behaviour assumptions on variable annuity and segregated fund guarantee products, and in Canadian Individual Insurance for renewable term business.  Policy liabilities increased $1,459 for updating volatility and mean return assumptions for variable annuity business and from reductions in the ultimate re-investment rates and for spread assumptions on corporate bonds.  Policy liabilities were reduced by $153 from updates to investment and policy maintenance expenses.  A number of business specific modeling refinements were made to improve the projection of the future cash flows on in-force business, resulting in a net increase in policy liabilities of $17.  Included in these were refinements to modeling of liability cash flows offset by model refinements for the calculation of future tax provisions for asset timing differences in the U.S.

Manulife Financial Corporation – First Quarter 2011

The Company conducts an annual review of assumptions and methods.  This review is expected to be completed in the third quarter of 2011.

Note 6 Risk Management

Sensitivities and risk exposure measures

Caution related to sensitivities: In these consolidated financial statements, the Company has provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity assumed in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of its internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

Variable annuity and segregated fund guarantees

The table below provides information related to the Company’s variable annuities and segregated funds products with guarantees. Under IFRS, the guarantees associated with these products are considered to be embedded derivatives. However, as these guarantees either contain significant insurance risk and/or are closely related to the host contract, the embedded derivatives are not required to be accounted for separately at fair value in the Company’s financial statements. Variable annuity and segregated fund guarantees make up the most material portion of the embedded derivatives exempt from separate measurement at fair value.

Variable annuity products with guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

Manulife Financial Corporation – First Quarter 2011

Variable annuity and segregated fund guarantees

As at			March 31, 2011			December 31, 2010
	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Guaranteed minimum income benefit(1)	$7,829	$6,241	$1,610	$8,202	$6,359	$1,856
Guaranteed minimum withdrawal benefit	61,796	57,653	5,603	62,382	57,331	6,391
Guaranteed minimum accumulation benefit	22,958	24,556	1,745	23,902	25,152	1,980
Gross living benefits(2)	$92,583	$88,450	$8,958	$94,486	$88,842	$10,227
Gross death benefits(3)	15,536	12,487	2,408	16,279	12,736	2,813
Total gross of reinsurance and hedging	$108,119	$100,937	$11,366	$110,765	$101,578	$13,040
Living benefits reinsured	$6,774	$5,394	$1,394	$7,108	$5,506	$1,611
Death benefits reinsured	4,641	3,940	897	4,924	4,070	1,052
Total reinsured	$11,415	$9,334	$2,291	$12,032	$9,576	$2,663
Total, net of reinsurance	$96,704	$91,603	$9,075	$98,733	$92,002	$10,377
Living benefits dynamically hedged	$52,245	$52,295	$3,109	$44,606	$44,827	$2,685
Death benefits dynamically hedged	4,991	3,385	356	4,685	3,032	424
Total dynamically hedged	$57,236	$55,680	$3,465	$49,291	$47,859	$3,109
Living benefits retained	33,564	30,761	4,455	42,772	38,509	5,931
Death benefits retained	5,904	5,162	1,155	6,670	5,634	1,337
Total, net of reinsurance and dynamic hedging	$39,468	$35,923	$5,610	$49,442	$44,143	$7,268

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantees values over fund values on all policies where the guarantees value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance.  For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account values.  For all guarantees, the net amount at risk is floored at zero at the single contract level.

Publicly traded equity performance risk – risk exposure measures

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent changes in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income. The Company assumes that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets is assumed to offset 80, 75 and 70 per cent, respectively, of the loss arising from the change in the liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity liabilities, respectively.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(a)

As at March 31, 2011	-30%	-20%	-10%	+10%	+20%	+30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities (b)	$(1,790)	$(1,080)	$(490)	$390	$670	$750
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(c)	(570)	(280)	(90)	(70)	(130)	(210)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities((b), (c)	$(2,360)	$(1,360)	$(580)	$320	$540	$540

Manulife Financial Corporation – First Quarter 2011

As at December 31, 2010	-30%	-20%	-10%	+10%	+20%	+30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities (b)	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(c)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities((b),(c)	$(2,930)	$(1,710)	$(740)	$460	$810	$870

(a)	See “Caution related to sensitivities” above.
(b)
The impact for component related to general fund equities is at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(c)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity liabilities associated with insurance contracts, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

Exposures at March 31, 2011 declined as compared to December 31, 2010 primarily due to improvements in global equity markets and the additional in-force variable annuity business the Company initiated dynamic hedging for, and the addition of a small amount of macro equity  hedges.

Interest rate risk – risk exposure measures
The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives. The Company assumes no change to the ultimate reinvestment rate (“URR”).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives(a)

	As at March 31, 2011				As at December 31, 2010
	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(b)	$(1,200)		$1,000		$(1,400)		$1,200
Variable annuity guarantees(c)	(300)		200		(400)		300
Total	$(1,500)		$1,200		$(1,800)		$1,500

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis points intervals.

The decline in exposures was primarily driven by the actions to extend the duration of the Company’s fixed income investments supporting insurance contract liabilities.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment.  Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

Manulife Financial Corporation – First Quarter 2011

Credit risk

Credit quality
For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome.  The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator:

As at March 31, 2011	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$426	$2,110	$5,566	$9,015	$991	$1,173	$19,281
Mortgages	2,359	1,611	3,275	12,315	933	346	20,839
Total	$2,785	$3,721	$8,841	$21,330	$1,924	$1,519	$40,120

As at December 31, 2010
Loans (excluding Manulife Bank of Canada)
Private placements	$422	$2,150	$5,653	$9,099	$1,002	$1,251	$19,577
Mortgages	2,454	1,736	3,229	12,762	810	359	21,350
Total	$2,876	$3,886	$8,882	$21,861	$1,812	$1,610	$40,927

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery.  Write-offs, net of recoveries, are deducted from the allowance for credit losses.  All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment by credit quality indicator:

As at March 31, 2011	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$-	$10,333	$1,642	$6	$11,981
Bank loans	1	429	1,861	51	2,342
Total	$1	$10,762	$3,503	$57	$14,323

As at December 31, 2010
Manulife Bank of Canada
Mortgages	$-	$9,621	$1,866	$-	$11,487
Bank loans	1	438	1,888	26	2,353
Total	$1	$10,059	$3,754	$26	$13,840

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing OTTI on AFS securities.  In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as fair value which it deems represents an impairment.

The following table summarizes the carrying value of the Company’s financial assets that are considered past due or impaired.

Manulife Financial Corporation – First Quarter 2011

	Past due but not impaired
As at March 31, 2011	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
FVTPL	$13	$-	$13	$146
AFS	7	-	7	33
Loans
Private placements	130	-	130	242
Mortgages and bank loans	55	61	116	112
Other financial assets	11	30	41	5
Total	$216	$91	$307	$538

As at December 31, 2010
Bonds
FVTPL	$1	$3	$4	$152
AFS	-	-	-	34
Loans
Private placements	304	-	304	265
Mortgages and bank loans	53	64	117	83
Other financial assets	16	24	40	2
Total	$374	$91	$465	$536

The following table summarizes the Company’s loans that are considered impaired.

Impaired loans As at and for the three months ended March 31, 2011	Recorded investment (1)	Unpaid principal balance	Related allowance	Average recorded investment (1)	Interest income recognized
Private placements	$319	$406	$77	$334	$-
Mortgages and bank loans	152	159	40	135	-
Total	$471	$565	$117	$469	$-

As at and for the year ended December 31, 2010
Private placements	$349	$421	$84	$445	$-
Mortgages and bank loans	117	124	34	186	-
Total	$466	$545	$118	$631	$-

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Allowance for loan losses

For the three months ended March 31,			2011			2010
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$34	$84	$118	$55	$128	$183
Provisions	14	3	17	6	7	13
Recoveries	(1)	(7)	(8)	(1)	-	(1)
Write-offs (1)	(7)	(3)	(10)	(15)	(53)	(68)
Balance, March 31	$40	$77	$117	$45	$82	$127

(1)  Includes disposals and impact of currency translation.

Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at March 31, 2011, the Company had loaned securities (which are

Manulife Financial Corporation – First Quarter 2011

included in invested assets) with a market value of $1,652 (December 31, 2010 – $1,650). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments.  As at March 31, 2011 the Company had engaged in reverse repurchase transactions of $193 (December 31, 2010 – $578) which are recorded as a short-term receivable.  There were outstanding repurchase agreements of $137 as at March 31, 2011 (December 31, 2010 – $461).

Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty.  Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position (excluding any offsetting contracts in negative positions).  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.  All contracts are held with counterparties rated A- or higher.  As at March 31, 2011, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 31 per cent (December 31, 2010 – 33 per cent). The largest single counterparty exposure as at March 31, 2011 was $888 (December 31, 2010 – $954).  The Company’s net exposure to credit risk was mitigated by $1,017 fair value of collateral held as security as at March 31, 2011 (December 31, 2010 – 1,226).  In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

As at March 31, 2011, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $1,076 (December 31, 2010 – $1,446).  Without master netting agreements, maximum exposure to credit risk would have been $3,568 (December 31, 2010 – $4,195).

Note 7 Fair Value of Financial Instruments

Financial instruments measured at fair value on the Consolidated Statements of Financial Position

The Company categorizes its fair value measurements according to a three-level hierarchy.  The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the Consolidated Financial Statements in the Company’s 2010 Annual Report.

The following table presents the Company’s financial assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy:

Manulife Financial Corporation – First Quarter 2011

Fair value of financial instruments
As at March 31, 2011	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
Fair-value-through-profit-and-loss	$684	$-	$684	$-
Available-for-sale	8,376	-	8,376	-
Other	2,319	2,319	-	-
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	10,148	-	9,993	155
U.S. government & agency	13,117	-	12,998	119
Other government & agency	7,597	-	6,994	603
Corporate	46,109	-	44,528	1,581
Residential mortgage/asset-
backed securities	371	-	24	347
Commercial mortgage/asset-
backed securities	3,840	-	3,421	419
Other securitized assets	1,528	-	1,367	161
Available-for-sale
Canadian government & agency	4,460	-	4,427	33
U.S. government & agency	6,207	-	6,202	5
Other government & agency	1,390	-	1,330	60
Corporate	4,389	-	4,120	269
Residential mortgage/asset-
backed securities	95	-	5	90
Commercial mortgage/asset-
backed securities	361	-	290	71
Other securitized assets	144	-	106	38
Stocks
Fair-value-through-profit-and-loss	8,470	8,469	1	-
Available-for-sale	2,164	2,164	-	-
Other invested assets (1)
Private stocks FVTPL	3,259	1	-	3,258
Private stocks AFS	101	-	-	101
Derivative assets
Interest rate contracts	2,772	-	2,703	69
Foreign exchange contracts	623	-	623	-
Equity contracts	5	-	-	5
Segregated funds net assets (2)	200,890	196,679	2,164	2,047
Total assets carried at fair value	$329,419	$209,632	$110,356	$9,431
LIABILITIES
Derivative liabilities
Interest rate contracts	$2,659	$-	$2,625	$34
Foreign exchange contracts	515	-	475	40
Equity contracts	11	-	-	11
Total liabilities carried at fair value	$3,185	$-	$3,100	$85

(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Manulife Financial Corporation – First Quarter 2011

Fair value of financial instruments
As at December 31, 2010	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
Fair-value-through-profit-and-loss	$668	$-	$668	$-
Available-for-sale	8,827	-	8,827	-
Other	2,354	2,354	-	-
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	10,044	-	9,884	160
U.S. government & agency	13,109	-	12,945	164
Other government & agency	7,591	-	6,994	597
Corporate	47,648	-	45,943	1,705
Residential mortgage/asset-
backed securities	384	-	24	360
Commercial mortgage/asset-
backed securities	4,127	-	3,697	430
Other securitized assets	1,436	-	1,276	160
Available-for-sale
Canadian government & agency	5,177	-	5,143	34
U.S. government & agency	5,587	-	5,582	5
Other government & agency	1,417	-	1,357	60
Corporate	4,367	-	4,108	259
Residential mortgage/asset-
backed securities	98	-	5	93
Commercial mortgage/asset-
backed securities	438	-	366	72
Other securitized assets	137	-	85	52
Stocks
Fair-value-through-profit-and-loss	8,297	8,296	1	-
Available-for-sale	2,178	2,178	-	-
Other invested assets (1)
Private stocks FVTPL	3,283	1	-	3,282
Private stocks AFS	80	-	-	80
Derivative assets
Interest rate contracts	3,357	-	3,289	68
Foreign exchange contracts	628	-	628	-
Equity contracts	15	-	-	15
Segregated funds net assets (2)	199,120	194,805	2,194	2,121
Total assets carried at fair value	$330,367	$207,634	$113,016	$9,717
LIABILITIES
Derivative liabilities
Interest rate contracts	$2,728	$-	$2,691	$37
Foreign exchange contracts	554	-	511	43
Equity contracts	5	-	-	5
Total liabilities carried at fair value	$3,287	$-	$3,202	$85

(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Manulife Financial Corporation – First Quarter 2011

Fair value of financial instruments
As at January 1, 2010	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
Fair-value-through-profit-and-loss	$651	$-	$651	$-
Available-for-sale	16,124	-	16,124	-
Other	2,030	2,030	-	-
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	8,131	-	8,002	129
U.S. government & agency	5,365	-	5,044	321
Other government & agency	5,105	-	4,638	467
Corporate	45,780	-	44,164	1,616
Residential mortgage/asset-
backed securities	421	-	32	389
Commercial mortgage/asset-
backed securities	4,578	-	4,179	399
Other securitized assets	1,557	-	1,390	167
Available-for-sale
Canadian government & agency	4,337		4,288	49
U.S. government & agency	2,230	-	2,228	2
Other government & agency	1,022	-	971	51
Corporate	5,690	-	5,447	243
Residential mortgage/asset-
backed securities	105	-	6	99
Commercial mortgage/asset-
backed securities	532	-	462	70
Other securitized assets	254	-	212	42
Stocks
Fair-value-through-profit-and-loss	7,276	7,276	-	-
Available-for-sale	2,412	2,412	-	-
Other invested assets (1)
Private stocks FVTPL	2,544	-	-	2,544
Private stocks AFS	124	-	-	124
Derivative assets
Interest rate contracts	2,101	-	2,029	72
Foreign exchange contracts	593	-	593	-
Equity contracts	13	-	2	11
Segregated funds net assets (2)	190,783	185,850	2,693	2,240
Total assets carried at fair value	$309,758	$197,568	$103,155	$9,035
LIABILITIES
Derivative liabilities
Interest rate contracts	$1,648	$-	$1,623	$25
Foreign exchange contracts	801	-	780	21
Equity contracts	-	-	-	-
Embedded derivatives - insurance contracts	2	-	-	2
Total liabilities carried at fair value	$2,451	$-	$2,403	$48

(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The table below provides a fair value roll forward for the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement.  The Company classifies the fair values of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

Roll-forward of financial instruments measured at fair value using significant unobservable inputs (Level 3)

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended March 31, 2011.

Manulife Financial Corporation – First Quarter 2011

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2011	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at March 31, 2011	Change in unrealized gains (losses) on instruments still held
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	$160	$(4)	$-	$-	$-	$-	$-	$(1)	$155	$(4)
U.S. government & agency	164	-	-	6	(32)	-	(16)	(3)	119	(3)
Other government & agency	597	(3)	-	28	(10)	-	-	(9)	603	(2)
Corporate	1,705	16	-	92	(167)	-	(14)	(51)	1,581	13
Residential mortgage/asset-backed securities	360	18	-	-	(22)	-	-	(9)	347	18
Commercial mortgage/asset-backed securities	430	18	-	-	(19)	-	-	(10)	419	22
Other securitized assets	160	12	-	-	(1)	-	(6)	(4)	161	12
	$3,576	$57	$-	$126	$(251)	$-	$(36)	$(87)	$3,385	$56
Available-for-sale
Canadian government & agency	$34	$-	$-	$-	$-	$-	$-	$(1)	$33	$-
U.S. government & agency	5	-	-	-	-	-	-	-	5	-
Other government & agency	60	-	-	-	-	-	-	-	60	-
Corporate	259	-	(1)	19	-	-	-	(8)	269	-
Residential mortgage/asset-backed securities	93	-	5	-	(6)	-	-	(2)	90	-
Commercial mortgage/asset-backed securities	72	(1)	2	-	-	-	-	(2)	71	-
Other securitized assets	52	-	2	-	-	-	(15)	(1)	38	-
	$575	$(1)	$8	$19	$(6)	$-	$(15)	$(14)	$566	$-
Other invested assets
Private stocks FVTPL	$3,282	$(36)	$-	$150	$(78)	$-	$-	$(60)	$3,258	$(38)
Private stocks AFS	80	-	(2)	48	(24)	-	-	(1)	101	-
	$3,362	$(36)	$(2)	$198	$(102)	$-	$-	$(61)	$3,359	$(38)
Net derivatives	$(2)	$-	$(4)	$-	$-	$-	$-	$(5)	$(11)	$2
Segregated funds net assets	2,121	(18)	-	5	(13)	-	-	(48)	2,047	(19)
	$9,632	$2	$2	$348	$(372)	$-	$(51)	$(215)	$9,346	$1

(1)
These amounts are included in investment income on the Consolidated Statement of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 13).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

Manulife Financial Corporation – First Quarter 2011

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended March 31, 2010.

		Net realized / unrealized gains (losses) included in:				Transfers				Change in unrealized gains (losses) on instruments still held
	Balance as at January 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at March 31, 2010
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	$129	$(2)	$-	$-	$-	$-	$-	$(1)	$126	$(2)
U.S. government & agency	321	4	-	148	-	-	(74)	(7)	392	4
Other government & agency	467	4	-	-	(11)	-	-	(4)	456	3
Corporate	1,616	48	-	2	(17)	-	(38)	(37)	1,574	14
Residential mortgage/asset-backed securities	389	22	-	-	(26)	-	-	(12)	373	35
Commercial mortgage/asset-backed securities	399	32	-	-	(31)	1	-	(13)	388	34
Other securitized assets	167	13	-	-	(8)	-	(1)	(6)	165	39
	$3,488	$121	$-	$150	$(93)	$1	$(113)	$(80)	$3,474	$127
Available-for-sale
Canadian government & agency	$49	$-	$-	$-	$-	$-	$-	$(1)	$48	$-
U.S. government & agency	2	-	-	-	-	-	(2)	-	-	-
Other government & agency	51	-	1	-	-	-	-	1	53	-
Corporate	243	-	2	7	(2)	-	(10)	(6)	234	-
Residential mortgage/asset-backed securities	99	(5)	9	-	(6)	-	-	(3)	94	-
Commercial mortgage/asset-backed securities	70	-	4	-	(4)	-	-	(2)	68	-
Other securitized assets	42	-	7	-	-	-	-	(2)	47	-
	$556	$(5)	$23	$7	$(12)	$-	$(12)	$(13)	$544	$-
Other invested assets
Private stocks FVTPL	$2,544	$29	$-	$260	$(83)	$-	$-	$(72)	$2,678	$42
Private stocks AFS	124	(19)	12	1	-	-	-	(3)	115	-
	$2,668	$10	$12	$261	$(83)	$-	$-	$(75)	$2,793	$42
Net derivatives	$35	$(4)	$(1)	$-	$-	$2	$1	$(3)	$30	$(4)
Segregated funds net assets	2,240	(18)	-	1	(41)	-	-	(65)	2,117	(12)
	$8,987	$104	$34	$419	$(229)	$3	$(124)	$(236)	$8,958	$153

(1)
These amounts are included in investment income on the Consolidated Statement of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 13).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

Manulife Financial Corporation – First Quarter 2011

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the twelve months ended December 31, 2010.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at December 31, 2010	Change in unrealized gains (losses) on instruments still held
Bonds
Fair value through profit and loss
Canadian government & agency	$129	$12	$-	$22	$-	$-	$-	$(3)	$160	$12
U.S. government & agency	321	(5)	-	387	-	-	(534)	(5)	164	(5)
Other government & agency	467	33	-	151	(49)	-	-	(5)	597	34
Corporate	1,616	100	-	247	(112)	46	(244)	52	1,705	46
Residential mortgage/asset-backed securities	389	89	-	-	(100)	-	-	(18)	360	122
Commercial mortgage/asset-backed securities	399	107	-	-	(52)	-	(1)	(23)	430	118
Other securitized assets	167	44	-	-	(41)	-	(1)	(9)	160	74
	$3,488	$380	$-	$807	$(354)	$46	$(780)	$(11)	$3,576	$401
Available-for-sale
Canadian government & agency	$49	$16	$(8)	$-	$(21)	$-	$-	$(2)	$34	$-
U.S. government & agency	2	-	-	5	-	-	(2)	-	5	-
Other government & agency	51	-	2	15	(10)	-	-	2	60	-
Corporate	243	(1)	15	14	(52)	50	(15)	5	259	-
Residential mortgage/asset-backed securities	99	(12)	34	-	(23)	-	-	(5)	93	-
Commercial mortgage/asset-backed securities	70	2	7	-	(3)	-	-	(4)	72	-
Other securitized assets	42	(1)	16	-	(2)	-	-	(3)	52	-
	$556	$4	$66	$34	$(111)	$50	$(17)	$(7)	$575	$-
Other invested assets
Private stocks FVTPL	$2,544	$190	$-	$1,121	$(443)	$-	$-	$(130)	$3,282	$207
Private stocks AFS	124	(28)	6	8	(27)	-	-	(3)	80	-
	$2,668	$162	$6	$1,129	$(470)	$-	$-	$(133)	$3,362	$207
Net derivatives	$35	$(14)	$(9)	$-	$-	$-	$(9)	$(5)	$(2)	$(11)
Segregated funds net assets	2,240	(13)	-	16	(75)	63	-	(110)	2,121	7
	$8,987	$519	$63	$1,986	$(1,010)	$159	$(806)	$(266)	$9,632	$604

(1)
These amounts are included in investment income on the Consolidated Statement of Income, except for the segregated funds amount which is included in the Investment related section of the  changes in net assets for segregated funds (note 13).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous year) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

Manulife Financial Corporation – First Quarter 2011

Note 8 Liabilities for Preferred Shares and Capital Instruments

	March 31,	December 31,	January 1,
As at	2011	2010	2010
Preferred shares – Class A Shares, Series 1	$344	$344	$344
Manulife Financial Capital Securities – Series A	60	60	60
Manulife Financial Capital Securities – Series B	940	940	940
Manulife Financial Capital Trust II Notes – Series I	992	991	989
Surplus notes – 7.375% U.S. dollar	460	471	497
Subordinated notes – 6.24% Canadian dollar	-	550	550
Subordinated debentures – 5.059% fixed/floating Canadian dollar	646	648	642
Total	$3,442	$4,004	$4,022
Fair value	$3,543	$4,105	$4,166

The fair value of liability instruments is determined using quoted market prices.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$40 (December 31, 2010 – US$41 and January 1, 2010 – US$43), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

Issue costs are amortized over the term of the underlying instruments.

On December 14, 2006, Manulife Finance (Delaware) LP (“MFLP”), a wholly-owned partnership, issued $650 of subordinated debentures which mature on December 15, 2041 and bear interest at the rate of 5.059% per annum payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers’ Acceptance Rate plus 1% payable quarterly.

With regulatory approval, the subordinated debentures are redeemable at any time, in whole or in part, prior to December 15, 2036 at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 26.5 basis points or on any interest payment date, on or after December 15, 2036 at par, in each case together with accrued and unpaid interest. Upon certain tax changes, the subordinated debentures are redeemable as a whole, with regulatory approval, at the fair market value, together with accrued and unpaid interest.

On July 10, 2009, Manulife Financial Capital Trust II (“Trust II”) issued $1,000 in subordinated notes. The notes mature on December 31, 2108 and interest is payable semi-annually on June 30 and December 31. From July 10, 2009 to December 30, 2019, the rate of interest is 7.405% per annum. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5%.

On or after December 31, 2014, Trust II may redeem the notes, with regulatory approval, in whole or in part, on any day that is not an Interest Reset Date, at the greater of the par or the fair value of the debt based on the yield on uncallable Government of Canada bonds plus 1% if the redemption is prior to December 31, 2019, or 2% if the redemption date is after December 31, 2019, in each case together with accrued and unpaid interest. Trust II may redeem the notes, on or after December 31, 2019, with regulatory approval, on an Interest Reset Date at par, together with accrued and unpaid interest.

On February 16, 2011, MLI redeemed the outstanding $550 principal amount of the 6.24% subordinated debentures at par plus accrued and unpaid interest.

Manulife Financial Corporation – First Quarter 2011

Note 9 Share Capital

As at March 31, 2011, there were 39 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2010 – 38 million and January 1, 2010 – 38 million).

For the	three months ended	the year ended
Number of common shares (in millions)	March 31, 2011	December 31, 2010
Balance, beginning of period	1,778	1,758
Issued on exercise of stock options and deferred share units	-	1
Issued under dividend re-investment and share purchase plans	5	19
Balance, end of period	1,783	1,778

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

Dilutive effect of stock-based compensation awards and convertible instruments
For the	the three months ended		the year ended
	March 31, 2011	March 31, 2010	Dceember 31, 2010
Weighted average number of common shares (in millions)	1,778	1,758	1,765
Dilutive stock-based awards(1) (in millions)	3	5	-
Dilutive convertible instruments(2) (in millions)	80	71	-
Weighted average number of diluted common shares(3) (in millions)	1,861	1,834	1,765

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)
Convertible preferred share liabilities and MaCS series I and II have been included in the calculation since holders of these convertible instruments have the right to redeem them for MFC shares prior to the conversion date.

(3)
For the year ended December 31, 2010, the dilutive effect calculation utilizes the basic weighted average number of common shares because the loss for the year results in all awards being anti-dilutive.

Preferred shares
On March 11, 2011, MFC issued 8 million Class 1 Shares Series 3 (“Series 3 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $200. The Series 3 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.20% until June 19, 2016, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 1.41%. On June 19, 2016 and on June 19 every five years thereafter, the Series 3 Preferred Shares will be convertible at the option of the holder into Class 1 Series 4 Preferred Shares (“Series 4 Preferred Shares”). The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 1.41%. Subject to regulatory approval, MFC may redeem Series 3 Preferred Shares, in whole or in part, at par, on June 19, 2016 and on June 19 every five years thereafter.

Manulife Financial Corporation – First Quarter 2011

Note 10 Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Post-employment benefits
For the three months ended March 31,	2011	2010	2011	2010
Defined benefit current service cost	$13	$14	$3	$2
Defined benefit past service cost	-	-	(3)	-
Defined contribution current service cost	21	20	-	-
Interest cost	44	48	9	11
Expected return on plan assets	(47)	(47)	(6)	(6)
Amortization of actuarial (gains) losses	15	17	4	(1)
Curtailment	-	-	-	(8)
Effect of asset limit	-	-	-	-
Total	$46	$52	$7	$(2)

For the year ended December 31, 2010	Pension benefits	Post-employment benefits
Defined benefit current service cost	$63	$7
Defined benefit past service cost	-	-
Defined contribution current service cost	67	-
Interest cost	194	42
Expected return on plan assets	(184)	(25)
Amortization of actuarial losses	64	2
Curtailment	-	(31)
Effect of asset limit	3	-
Total	$207	$(5)

Note 11 Commitments and Contingencies

(a)      Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on April 21, 2011 that it had been informed by staff of the Ontario Securities Commission (“OSC”) that staff would not seek any orders from OSC in connection with the enforcement notice delivered by staff in June 2009 relating to the Company’s disclosure before March 2009 of risks related to the Company’s variable annuity guarantee and segregated funds business.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company may become subject to other similar lawsuits by investors.

Manulife Financial Corporation – First Quarter 2011

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

(b)  Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly.  MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company.  MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI

The following tables set forth certain condensed consolidating financial information for MFC:

For the three months ended March 31, 2011	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$83	$16	$7,030	$422	$(398)	$7,153
Net income (loss) attributed to shareholders	985	(5)	936	44	(975)	985

For the three months ended March 31, 2010
Total revenue	$39	$15	$9,063	$266	$(152)	$9,231
Net income (loss) attributed to shareholders	1,224	-	1,023	204	(1,227)	1,224

For the year ended December 31, 2010
Total revenue	$151	$56	$37,264	$1,681	$(1,248)	$37,904
Net income (loss) attributed to shareholders	(1,663)	(1)	(996)	(567)	1,564	(1,663)

As at March 31, 2011
Invested assets	$237	$4	$195,526	$2,836	$-	$198,603
Total other assets	38,623	1,407	30,934	21,680	(68,740)	23,904
Segregated funds net assets	-	-	200,890	-	-	200,890
Insurance contract liabilities	-	-	154,698	8,430	(7,503)	155,625
Investment contract liabilities and deposits	-	-	2,617	-	-	2,617
Total other liabilities	14,349	1,263	38,819	15,715	(30,993)	39,153
Segregated funds net liabilities	-	-	200,890	-	-	200,890

As at December 31, 2010
Invested assets	$39	$4	$198,283	$2,896	$-	$201,222
Total other assets	30,170	1,445	31,386	6,543	(45,119)	24,425
Segregated funds net assets	-	-	199,120	-	-	199,120
Insurance contract liabilities	-	-	157,449	8,602	(7,739)	158,312
Investment contract liabilities and deposits	-	-	2,990	-	-	2,990
Total other liabilities	6,099	1,297	39,315	496	(7,537)	39,670
Segregated funds net liabilities	-	-	199,120	-	-	199,120

As at January 1, 2010
Invested assets	$3	$3	$187,149	$2,152	$(79)	$189,228
Total other assets	31,082	1,384	32,316	5,293	(44,086)	25,989
Segregated funds net assets	-	-	190,783	-	-	190,783
Insurance contract liabilities	-	-	147,773	6,942	(6,772)	147,943
Investment contract liabilities and deposits	-	-	3,778	-	-	3,778
Total other liabilities	3,827	1,237	37,253	373	(6,770)	35,920
Segregated funds net liabilities	-	-	190,783	-	-	190,783

Manulife Financial Corporation – First Quarter 2011

Guarantees regarding Manulife Finance Holdings Limited (“MFHL”)
MFC has guaranteed the payment of amounts on the $220 of 6.822% senior notes due May 31, 2011 and the $175 of 6.646% senior notes due November 30, 2011 assumed by MFHL, a wholly owned subsidiary.

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A), John Hancock Life Insurance Company of New York and Manulife Financial Holdings Limited are outlined in note 14.

Note 12 Segmented Information

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Asia, Canadian, and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  The significant product and service offerings of each segment are:

Protection (U.S. Insurance, Asia and Canadian Divisions).  Offers a variety of individual life insurance and individual and group long-term care insurance.  Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S. Wealth, Asia and Canadian Divisions).  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed and fully guaranteed investment options through general and separate account products.  The Canadian Wealth Management business also includes Manulife Bank, which offers a variety of deposit and credit products to Canadian customers.  These businesses distribute  products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Reinsurance.  Provides life and property and casualty retrocession coverage, and international employee benefits management services. Manulife Financial writes reinsurance business in the Americas, Europe, Asia and Australia. The Division has offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan.

Corporate and Other Segment.  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the John Hancock Accident and Health operation and other non operating items.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments using a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 5) and the income statement impact of the goodwill impairment change are reported in the Corporate and Other segment.

Manulife Financial Corporation – First Quarter 2011

By segment				U.S.
For the three months ended	Asia	Canadian	U.S.	Wealth	Reinsurance	Corporate
March 31, 2011	Division	Division	Insurance	Management	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,128	$664	$1,498	$-	$303	$-	$3,593
Annuities and pensions	162	255	-	605	-	-	1,022
Net premium income	$1,290	$919	$1,498	$605	$303	$-	$4,615
Net investment income (loss)	144	306	452	176	24	(322)	780
Net other revenue	237	552	167	717	8	77	1,758
Total revenue	$1,671	$1,777	$2,117	$1,498	$335	$(245)	$7,153
Contract benefits and expenses
Life and health insurance	$843	$283	$1,058	$-	$386	$110	$2,680
Annuities and pensions	17	100	-	556	-	-	673
Net benefits and claims	$860	$383	$1,058	$556	$386	$110	$3,353
Interest expense	16	62	10	3	-	190	281
Other expenses	412	720	448	490	25	128	2,223
Total policy benefits and expenses	$1,288	$1,165	$1,516	$1,049	$411	$428	$5,857
Income (loss) before income taxes	$383	$612	$601	$449	$(76)	$(673)	$1,296
Income tax recovery (expense)	(30)	(105)	(198)	(137)	(16)	179	(307)
Net income (loss)	$353	$507	$403	$312	$(92)	$(494)	$989
Less net (income) loss attributed to:
Participating policyholders	3	(2)	-	-	-	-	1
Non-controlling interests	(5)	-	-	-	-	-	(5)
Net income (loss) attributed to shareholders	$351	$505	$403	$312	$(92)	$(494)	$985

				U.S.
For the three months ended	Asia	Canadian	U.S.	Wealth	Reinsurance	Corporate
March 31, 2010	Division	Division	Insurance	Management	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$993	$613	$1,399	$-	$263	$-	$3,268
Annuities and pensions	49	421	-	673	-	-	1,143
Net premium income	$1,042	$1,034	$1,399	$673	$263	$-	$4,411
Net investment income	320	992	1,101	622	40	156	3,231
Net other revenue	249	414	166	679	8	73	1,589
Total revenue	$1,611	$2,440	$2,666	$1,974	$311	$229	$9,231
Contract benefits and expenses
Life and health insurance	$895	$744	$1,865	$-	$223	$7	$3,734
Annuities and pensions	(83)	683	-	950	-	-	1,550
Net benefits and claims	$812	$1,427	$1,865	$950	$223	$7	$5,284
Interest expense	14	53	8	3	1	195	274
Other expenses	393	645	478	488	33	129	2,166
Total policy benefits and expense	$1,219	$2,125	$2,351	$1,441	$257	$331	$7,724
Income (loss) before income taxes	$392	$315	$315	$533	$54	$(102)	$1,507
Income tax recovery (expense)	(19)	(29)	(104)	(165)	(9)	52	(274)
Net income (loss)	$373	$286	$211	$368	$45	$(50)	$1,233
Less net (income) loss attributed to:
Participating policyholders	(3)	(4)	-	-	-	-	(7)
Non-controlling interests	(5)	-	-	-	-	3	(2)
Net income (loss) attributed to shareholders	$365	$282	$211	$368	$45	$(47)	$1,224

Manulife Financial Corporation – First Quarter 2011

				U.S.
For the year ended	Asia	Canadian	U.S.	Wealth	Reinsurance	Corporate
December 31, 2010	Division	Division	Insurance	Management	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$4,321	$2,615	$5,979	$-	$1,017	$-	$13,932
Annuities and pensions	534	1,240	-	2,690	-	-	4,464
Net premium income	$4,855	$3,855	$5,979	$2,690	$1,017	$-	$18,396
Net investment income	1,710	3,942	4,060	2,209	150	1,091	13,162
Net other revenue	838	1,762	687	2,792	38	229	6,346
Total revenue	$7,403	$9,559	$10,726	$7,691	$1,205	$1,320	$37,904
Contract benefits and expenses
Life and health insurance	$3,951	$3,420	$9,178	$-	$842	$2,955	$20,346
Annuities and pensions	798	2,213	-	4,516	-	-	7,527
Net benefits and claims	$4,749	$5,633	$9,178	$4,516	$842	$2,955	$27,873
Interest expense	59	249	44	13	2	677	1,044
Other expenses	1,650	2,685	1,979	1,947	110	2,941	11,312
Total policy benefits and expense	$6,458	$8,567	$11,201	$6,476	$954	$6,573	$40,229
Income (loss) before income taxes	$945	$992	$(475)	$1,215	$251	$(5,253)	$(2,325)
Income tax recovery (expense)	(127)	108	177	(333)	(47)	1,021	799
Net income (loss)	$818	$1,100	$(298)	$882	$204	$(4,232)	$(1,526)
Less net (income) loss attributed to : Participating policyholders	(64)	(15)	-	-	-	-	(79)
Non-controlling interests	(42)	-	-	-	-	(16)	(58)
Net income (loss) attributed to shareholders	$712	$1,085	$(298)	$882	$204	$(4,248)	$(1,663)

By segment				U.S.
	Asia	Canadian	U.S.	Wealth	Reinsurance	Corporate
	Division	Division	Insurance	Management	Division	and Other	Total
Goodwill
Balance, January 1, 2011	$561	$2,014	$914	$360	$66	$75	$3,990
Effect of exchange rate changes	(20)	-	(21)	(8)	(1)	-	(50)
Balance, March 31, 2011	$541	$2,014	$893	$352	$65	$75	$3,940

Balance, January 1, 2010	$537	$2,166	$1,694	$1,843	$70	$79	$6,389
Impairments	-	(150)	(727)	(1,453)	-	-	(2,330)
Acquisition of subsidiaries	-	(2)	-	-	-	2	-
Effect of exchange rate changes	24	-	(53)	(30)	(4)	(6)	(69)
Balance, December 31, 2010	$561	$2,014	$914	$360	$66	$75	$3,990

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
March 31, 2011	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$1,130	$671	$1,606	$186	$3,593
Annuities and pensions	162	255	605	-	1,022
Total premium income	$1,292	$926	$2,211	$186	$4,615
Investment income (loss)	(11)	328	459	4	780
Other revenue	268	514	960	16	1,758
Total revenue	$1,549	$1,768	$3,630	$206	$7,153

For the three months ended
March 31, 2010	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$995	$626	$1,505	$142	$3,268
Annuities and pensions	49	421	673	-	1,143
Total premium income	$1,044	$1,047	$2,178	$142	$4,411
Investment income (loss)	341	1,096	1,800	(6)	3,231
Other revenue	252	433	898	6	1,589
Total revenue	$1,637	$2,576	$4,876	$142	$9,231

Manulife Financial Corporation – First Quarter 2011

For the year ended
December 31, 2010	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$4,329	$2,658	$6,409	$536	$13,932
Annuities and pensions	534	1,240	2,690	-	4,464
Total premium income	$4,863	$3,898	$9,099	$536	$18,396
Investment income	1,752	4,519	6,731	160	13,162
Other revenue	750	1,392	4,114	90	6,346
Total revenue	$7,365	$9,809	$19,944	$786	$37,904

Note 13 Segregated Funds

Net Assets
As at	March 31, 2011	December 31, 2010	January 1, 2010
Investments, at market value
Cash and short-term securities	$1,386	$1,750	$1,802
Bonds	921	928	1,133
Stocks and mutual funds	196,534	194,188	185,356
Other investments	2,260	2,426	2,563
Accrued investment income	65	75	76
Other liabilities, net	(276)	(247)	(147)
Total segregated funds net assets	$200,890	$199,120	$190,783

Changes in Net Assets

	three months ended		year ended
	March 31,	March 31,	December 31,
For the	2011	2010	2010
Net policyholder cash flow
Deposits from policyholders	$5,919	$7,204	$24,544
Net transfers from general fund	42	185	76
Payments to policyholders	(5,840)	(5,354)	(21,578)
	$121	$2,035	$3,042
Investment related
Interest and dividends	$300	$270	$4,948
Net realized and unrealized investment gains	6,244	5,689	16,156
	$6,544	$5,959	$21,104
Other
Management and adminstration fees	(915)	(849)	(3,302)
Transfer to mutual funds resulting from restructuring of the Hong Kong pension business	-	-	(6,614)
Currency revaluation	(3,980)	(4,703)	(5,893)
	$(4,895)	$(5,552)	$(15,809)
Net additions	$1,770	$2,442	$8,337
Segregated funds net assets, beginning of period	199,120	190,783	190,783
Segregated funds net assets, end of period	$200,890	$193,225	$199,120

Manulife Financial Corporation – First Quarter 2011

NNote 14     Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and the Fixed Investment Option of the Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with IFRS, and the related disclosure have been included in these consolidated financial statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and, with respect to Manulife Finance Holdings Limited (“MFHL”), in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of Canadian provincial securities laws. These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities to be issued by its subsidiaries and (ii) with respect to MFHL, are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Condensed Consolidating Statement of Financial Position
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
As at March 31, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$237	$9	$77,657	$9,394	$111,803	$(497)	$198,603
Investments in unconsolidated subsidiaries	30,152	1	3,613	1	19,212	(52,979)	-
Reinsurance assets	-	-	13,928	870	3,746	(10,766)	7,778
Other assets	8,471	404	12,812	280	21,331	(27,172)	16,126
Segregated fund net assets	-	-	124,683	7,364	70,382	(1,539)	200,890
Total assets	$38,860	$414	$232,693	$17,909	$226,474	$(92,953)	$423,397
Liabilities and equity
Insurance contract liabilities	$-	$-	$82,340	$6,209	$78,136	$(11,060)	$155,625
Investment contract liabilities and deposits	-	-	1,414	49	1,715	(561)	2,617
Other liabilities	9,155	6	12,060	2,878	30,655	(24,849)	29,905
Long-term debt	4,850	402	-	-	610	(56)	5,806
Liabilities for preferred shares and capital instruments	344	-	986	-	11,749	(9,637)	3,442
Segregated fund net liabilities	-	-	124,683	7,364	70,382	(1,539)	200,890
Shareholders' equity	24,511	6	11,210	1,409	32,719	(45,344)	24,511
Participating policyholders' equity	-	-	-	-	185	-	185
Non-controlling interest in subsidiaries	-	-	-	-	323	93	416
Total liabilities and equity	$38,860	$414	$232,693	$17,909	$226,474	$(92,953)	$423,397

Manulife Financial Corporation – First Quarter 2011

Condensed Consolidating Statement of Financial Position
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
As at December 31, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$39	$3	$79,971	$9,522	$112,187	$(500)	$201,222
Investments in unconsolidated subsidiaries	29,766	2	3,589	1	11,123	(44,481)	-
Reinsurance assets	-	-	14,994	895	3,291	(11,348)	7,832
Other assets	404	407	13,170	512	12,660	(10,560)	16,593
Segregated fund net assets	-	-	123,657	7,288	69,720	(1,545)	199,120
Total assets	$30,209	$412	$235,381	$18,218	$208,981	$(68,434)	$424,767
Liabilities and equity
Insurance contract liabilities	$-	$-	$85,137	$6,608	$78,213	$(11,646)	$158,312
Investment contract liabilities and deposits	-	-	1,805	40	1,145	-	2,990
Other liabilities	881	-	12,616	2,913	22,309	(8,894)	29,825
Long-term debt	4,874	407	-	-	610	(50)	5,841
Liabilities for preferred shares and capital instruments	344	-	1,009	-	4,346	(1,695)	4,004
Segregated fund net liabilities	-	-	123,657	7,288	69,720	(1,545)	199,120
Shareholders' equity	24,110	5	11,157	1,369	32,167	(44,698)	24,110
Participating policyholders' equity	-	-	-	-	155	-	155
Non-controlling interest in subsidiaries	-	-	-	-	316	94	410
Total liabilities and equity	$30,209	$412	$235,381	$18,218	$208,981	$(68,434)	$424,767

Condensed Consolidating Statement of Financial Position
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
As at January 1, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$3	$-	$87,431	$2,162	$100,785	$(1,153)	$189,228
Investments in unconsolidated subsidiaries	30,479	2	3,576	1	13,305	(47,363)	-
Reinsurance assets	-	-	10,399	598	4,159	(7,112)	8,044
Other assets	603	-	12,572	34	12,043	(7,307)	17,945
Segregated fund net assets	-	-	117,355	6,945	67,964	(1,481)	190,783
Total assets	$31,085	$2	$231,333	$9,740	$198,256	$(64,416)	$406,000
Liabilities and equity
Insurance contract liabilities	$-	$-	$86,087	$1,136	$68,777	$(8,057)	$147,943
Investment contract liabilities and deposits	-	-	2,494	-	1,284	-	3,778
Other liabilities	594	-	10,963	347	21,692	(5,554)	28,042
Long-term debt	2,889	-	-	-	1,002	(35)	3,856
Liabilities for preferred shares and capital instruments	344	-	1,063	-	4,404	(1,789)	4,022
Segregated fund net liabilities	-	-	117,355	6,945	67,964	(1,481)	190,783
Shareholders' equity	27,258	2	13,371	1,312	32,883	(47,568)	27,258
Participating policyholders' equity	-	-	-	-	80	-	80
Non-controlling interest in subsidiaries	-	-	-	-	170	68	238
Total liabilities and equity	$31,085	$2	$231,333	$9,740	$198,256	$(64,416)	$406,000

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the three months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
March 31, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$-	$1,539	$117	$2,959	$-	$4,615
Net investment income (loss)	81	8	399	109	484	(301)	780
Net other revenue	2	-	416	31	1,741	(432)	1,758
Total revenue	$83	$8	$2,354	$257	$5,184	$(733)	$7,153
Policy benefits and expenses
Net benefits and claims	$-	$-	$1,306	$94	$2,110	$(157)	$3,353
Commissions, investment and general expenses	8	-	699	45	1,632	(217)	2,167
Other expenses	83	7	90	2	514	(359)	337
Total policy benefits and expenses	$91	$7	$2,095	$141	$4,256	$(733)	$5,857
Income (loss) before income taxes	$(8)	$1	$259	$116	$928	$-	$1,296
Income tax (expense) recovery	-	-	(52)	(40)	(215)	-	(307)
Income (loss) after income taxes	$(8)	$1	$207	$76	$713	$-	$989
Equity in net income (loss) of unconsolidated subsidiaries	993	-	75	-	282	(1,350)	-
Net income (loss)	$985	$1	$282	$76	$995	$(1,350)	$989
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$5	$-	$5
Participating policyholders	-	-	(13)	(11)	10	13	(1)
Shareholders	985	1	295	87	980	(1,363)	985
	$985	$1	$282	$76	$995	$(1,350)	$989
Manulife Financial Corporation – First Quarter 2011

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the three months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
March 31, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue

Net premium income	$-	$-	$1,668	$148	$2,595	$-	$4,411
Net investment income (loss)	39	-	1,570	236	1,556	(170)	3,231
Net other revenue	-	-	512	32	1,434	(389)	1,589
Total revenue	$39	$-	$3,750	$416	$5,585	$(559)	$9,231
Policy benefits and expenses
Net benefits and claims	$-	$-	$2,876	$296	$2,293	$(181)	$5,284
Commissions, investment and general expenses	8	-	760	46	1,500	(221)	2,093
Other expenses	47	-	139	3	315	(157)	347
Total policy benefits and expenses	$55	$-	$3,775	$345	$4,108	$(559)	$7,724
Income (loss) before income taxes	$(16)	$-	$(25)	$71	$1,477	$-	$1,507
Income tax (expense) recovery	1	-	31	(24)	(282)	-	(274)
Income (loss) after income taxes	$(15)	$-	$6	$47	$1,195	$-	$1,233
Equity in net income (loss) of unconsolidated subsidiaries	1,239	-	76	-	90	(1,405)	-
Net income (loss)	$1,224	$-	$82	$47	$1,285	$(1,405)	$1,233
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$1	$1	$2
Participating policyholders	-	-	(2)	1	7	1	7
Shareholders	1,224	-	84	46	1,277	(1,407)	1,224
	$1,224	$-	$82	$47	$1,285	$(1,405)	$1,233

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the year ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
December 31, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue

Net premium income	$-	$-	$6,769	$607	$11,023	$(3)	$18,396
Net investment income (loss)	149	21	6,010	709	7,051	(778)	13,162
Net other revenue	2	-	1,887	131	6,314	(1,988)	6,346
Total revenue	$151	$21	$14,666	$1,447	$24,388	$(2,769)	$37,904
Policy benefits and expenses
Net benefits and claims	$-	$-	$11,460	$1,347	$16,275	$(1,209)	$27,873
Commissions, investment and general expenses	28	-	2,970	191	6,383	(852)	8,720
Goodwill impairment	-	-	1,557	-	773	-	2,330
Other expenses	235	20	438	11	1,310	(708)	1,306
Total policy benefits and expenses	$263	$20	$16,425	$1,549	$24,741	$(2,769)	$40,229
Income (loss) before income taxes	$(112)	$1	$(1,759)	$(102)	$(353)	$-	$(2,325)
Income tax (expense) recovery	17	2	214	40	526	-	799
Income (loss) after income taxes	$(95)	$3	$(1,545)	$(62)	$173	$-	$(1,526)
Equity in net income (loss) of unconsolidated subsidiaries	(1,568)	-	(135)	-	(1,657)	3,360	-
Net income (loss)	$(1,663)	$3	$(1,680)	$(62)	$(1,484)	$3,360	$(1,526)
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$46	$12	$58
Participating policyholders	-	-	(5)	-	70	14	79
Shareholders	(1,663)	3	(1,675)	(62)	(1,600)	3,334	(1,663)
	$(1,663)	$3	$(1,680)	$(62)	$(1,484)	$3,360	$(1,526)

Manulife Financial Corporation – First Quarter 2011

Consolidating Statement of Cash Flows
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
For the three months ended March 31, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$985	$1	$282	$76	$995	$(1,350)	$989
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(993)	-	(75)	-	(282)	1,350	-
Increase (decrease) in insurance contract liabilities	-	-	(613)	(264)	511	-	(366)
Increase (decrease) in reinsurance assets	-	-	733	5	(809)	-	(71)
Accretion of discount on invested assets	-	-	(32)	(3)	(57)	-	(92)
Other amortization	1	(5)	20	-	58	5	79
Net realized and unrealized (gains) losses including impairments	(3)	-	900	46	632	-	1,575
Deferred income tax expense (recovery)	-	-	135	15	115	(1)	264
Stock option expense	-	-	2	-	5	-	7
Net income adjusted for non-cash items	$(10)	$(4)	$1,352	$(125)	$1168	$4	$2,385
Changes in policy related and operating receivables and payables	(36)	10	(965)	220	456	1	(314)
Cash (used in) provided by operating activities	$(46)	$6	$387	$95	$1,624	$5	$2,071

Investing activities
Purchases and mortgage advances	$-	$-	$(4,143)	$(781)	$(8,796)	$-	$(13,720)
Disposals and repayments	-	-	3,914	688	7,121	-	11,723
Amortization of premium on invested assets	-	-	42	24	39	-	105
Changes in investment broker net receivables and payables	-	-	7	11	(130)	-	(112)
Capital contribution to unconsolidated subsidiaries	-	-	(61)	-	-	61	-
Notes receivables from affiliates	(8,000)	-	-	-	-	8,000	-
Notes receivables from parent	-	-	-	-	(8,339)	8,339	-
Notes receivables from subsidiaries	(117)	-	4	-	-	113	-
Cash (used in) provided by investing activities	$(8,117)	$-	$(237)	$(58)	$(10,105)	$16,513	$(2,004)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$-	$(339)	$-	$32	$-	$(307)
Issue of long-term debt	-	-	-	-	5	(5)	-
Repayment of capital instruments	-	-	-	-	(550)	-	(550)
(Decrease) increase in investment contract liabilities	-	-	(347)	3	43	-	(301)
Funds borrowed, net	-	-	-	-	34	-	34
Changes in bank deposits, net	-	-	-	-	607	-	607
Shareholder dividends paid in cash	(175)	-	-	-	-	-	(175)
Common shares issued, net	1	-	-	-	-	-	1
Preferred shares issued, net	196	-	-	-	-	-	196
Capital contributions by parent	-	-	-	-	61	(61)	-
Notes payable to affiliates	-	-	-	-	8,000	(8,000)	-
Notes payable to parent	-	-	-	-	113	(113)	-
Notes payable to subsidiaries	8,339	-	-	-	-	(8,339)	-
Cash provided by (used in) financing activities	$8,361	$-	$(686)	$3	$8,345	$(16,518)	$(495)

Cash and short-term securities
Increase (decrease) during the period	$198	$6	$(536)	$40	$(136)	$-	$(428)
Effect of exchange rate changes on cash and short-term securities	-	-	(38)	(10)	(82)	-	(130)
Balance, January 1	39	3	1,708	421	9,151	-	11,322
Balance, March 31	$237	$9	$1,134	$451	$8,933	$-	$10,764

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$39	$3	$2,063	$443	$9,301	$-	$11,849
Net payments in transit, included in other liabilities	-	-	(355)	(22)	(150)	-	(527)
Net cash and short-term securities, January 1	$39	$3	$1,708	$421	$9,151	$-	$11,322

End of period
Gross cash and short-term securities	$237	$9	$1,509	$470	$9,154	$-	$11,379
Net payments in transit, included in other liabilities	-	-	(375)	(19)	(221)	-	(615)
Net cash and short-term securities, March 31	$237	$9	$1,134	$451	$8,933	$-	$10,764

Supplemental disclosures on cash flow from operating activities:
Interest paid	$72	$-	$53	$1	$266	$(135)	$257
Interest received	$-	$-	$1,099	$135	$872	$-	$2,106

Manulife Financial Corporation – First Quarter 2011

Consolidating Statement of Cash Flows
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
For the three months ended March 31, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$1,224	$-	$82	$47	$1,285	$(1,405)	$1,233
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(1,239)	-	(76)	-	(90)	1,405	-
Increase (decrease) in insurance contract liabilities	-	-	1,196	416	(153)	-	1,459
(Decrease) increase in reinsurance assets	-	-	(2,680)	(216)	3,136	-	240
Accretion of discount on invested assets	-	-	(26)	(3)	(61)	-	(90)
Other amortization	-	-	23	(1)	52	-	74
Net realized and unrealized (gains) losses including impairments	-	-	(357)	(88)	(609)	-	(1,054)
Deferred income tax (recovery) expense	-	-	(101)	(10)	185	-	74
Stock option expense	-	-	3	-	5	-	8
Net (loss) income adjusted for non-cash items	$(15)	$-	$(1,936)	$145	$3,750	$-	$1,944
Changes in policy related and operating receivables and payables	34	9	2,101	391	(2,063)	-	472
Cash provided by (used in) operating activities	$19	$9	$165	$536	$1,687	$-	$2,416

Investing activities
Purchases and mortgage advances	$-	$-	$(5,074)	$(564)	$(7,325)	$-	$(12,963)
Disposals and repayments	-	-	3,458	271	4,743	-	8,472
Amortization of premium on invested assets	-	-	61	24	41	-	126
Changes in investment broker net receivables and payables	-	-	14	28	324	-	366
Capital contribution to unconsolidated subsidiaries	(309)	-	(2)	-	-	311	-
Return of capital from unconsolidated subsidiaries	-	-	1	-	-	(1)	-
Notes receivable from affiliates	(4,000)	-	-	-	(3,989)	7,989	-
Notes receivable from parent	-	(429)	-	-	(296)	725	-
Notes receivable from subsidiaries	(243)	-	4	-	-	239	-
Cash (used in) provided by investing activities	$(4,552)	$(429)	$(1,538)	$(241)	$(6,502)	$9,263	$(3,999)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$-	$41	$-	$(42)	$-	$(1)
Issue of long-term debt	-	420	-	-	(420)	-	-
Repayment of long-term debt	-	-	(1)	-	-	-	(1)
(Decrease) increase in investment contract liabilities	-	-	(9)	5	(44)	-	(48)
Funds borrowed, net	-	-	-	-	3	-	3
Changes in bank deposits, net	-	-	-	-	583	-	583
Shareholder dividends paid in cash	(183)	-	-	-	-	-	(183)
Contribution from (distribution to) non- controlling interest	-	-	-	-	40	-	40
Common shares issued, net	1	-	-	-	-	-	1
Capital contributions by parent	-	-	-	-	310	(310)	-
Return of capital to parent	-	-	-	-	(1)	1	-
Notes payable to affiliates	3,989	-	-	-	4,000	(7,989)	-
Notes payable to parent	-	-	-	-	240	(240)	-
Notes payable to subsidiaries	725	-	-	-	-	(725)	-
Cash provided by (used in) financing activities	$4,532	$420	$31	$5	$4,669	$(9,263)	$394

Cash and short-term securities
(Decrease) increase during the period	$(1)	$-	$(1,342)	$300	$(146)	$-	$(1,189)
Effect of exchange rate changes on cash and short-term securities	-	-	(150)	(21)	(195)	-	(366)
Balance, January 1	3	-	5,061	707	12,509	-	18,280
Balance, March 31	$2	$-	$3,569	$986	$12,168	$-	$16,725

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$3	$-	$5,339	$726	$12,737	$-	$18,805
Net payments in transit, included in other liabilities	-	-	(278)	(19)	(228)	-	(525)
Net cash and short-term securities, January 1	$3	$-	$5,061	$707	$12,509	$-	$18,280

End of period
Gross cash and short-term securities	$2	$-	$3,956	$1,002	$12,358	$-	$17,318
Net payments in transit, included in other liabilities	-	-	(387)	(16)	(190)	-	(593)
Net cash and short-term securities, March 31	$2	$-	$3,569	$986	$12,168	$-	$16,725

Supplemental disclosures on cash flow from operating activities:
Interest paid	$14	$-	$49	$1	$127	$(30)	$161
Interest received	$-	$9	$1,070	$38	$719	$(3)	$1,833

Manulife Financial Corporation – First Quarter 2011

Consolidating Statement of Cash Flows
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
For the twelve months ended December 31, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net (loss) income	$(1,663)	$3	$(1,680)	$(62)	$(1,484)	$3,360	$(1,526)
Adjustments for non-cash items in net (loss) income:							-
Equity in net income of unconsolidated subsidiaries	1,568	-	135	-	1,657	(3,360)	-
Increase (decrease) in insurance contract liabilities	-	-	6,527	872	6,243	-	13,642
(Decrease) increase in reinsurance assets	-	-	(5,361)	(344)	5,650	-	(55)
Accretion of discount on invested assets	-	-	(108)	(12)	(236)	-	(356)
Other amortization	-	(14)	86	1	229	14	316
Net realized and unrealized losses (gains) including impairments	9	-	(1,016)	(102)	(3,382)	-	(4,491)
Deferred income tax (recovery) expense	(17)	(2)	413	(157)	(713)	2	(474)
Stock option expense	-	-	8	-	17	-	25
Goodwill impairment	-	-	1,557	-	773	-	2,330
Net (loss) income adjusted for non-cash items	$(103)	$(13)	$561	$196	$8,754	$16	$9,411
Dividends from unconsolidated subsidiaries	1,360	-	99	-	-	(1,459)	-
Changes in policy related and operating receivables and payables	(9)	(1)	1,361	283	(109)	(3)	1,522
Cash provided by (used in) operating activities	$1,248	$(14)	$2,021	$479	$8,645	$(1,446)	$10,933

Investing activities
Purchases and mortgage advances	$-	$-	$(28,483)	$(3,601)	$(44,006)	$-	$(76,090)
Disposals and repayments	-	-	23,153	2,852	28,528	-	54,533
Amortization of premium on invested assets	-	-	228	90	156	-	474
Changes in investment broker net receivables and payables	-	-	100	(2)	39	-	137
Net cash decrease from purchase of subsidiaries	-	-	-	-	(28)	-	(28)
Capital contribution to unconsolidated subsidiaries	(2,992)	-	(337)	-	(348)	3,677	-
Return of capital from unconsolidated subsidiaries	-	-	4	-	-	(4)	-
Notes receivable from affiliates	-	-	-	-	(69)	69	-
Notes receivable from parent	-	(404)	-	-	256	148	-
Notes receivable from subsidiaries	229	-	14	-	-	(243)	-
Cash (used in) provided by investing activities	$(2,763)	$(404)	$(5,321)	$(661)	$(15,472)	$3,647	$(20,974)

Financing activities
Increase (decrease) in repurchase agreements and securitiessold but not yet purchased	$-	$-	$472	$-	$64	$-	$536
Issue of long-term debt	2,024	421	-	-	(407)	(14)	2,024
Repayment of long-term debt	(1)	-	(1)	-	-	1	(1)
(Decrease) increase in investment contract liabilities	-	-	(634)	32	(39)	-	(641)
Funds borrowed, net	-	-	(2)	-	7	-	5
Secured borrowings from securitization transactions	-	-	15	-	562	-	577
Changes in bank deposits, net	-	-	-	-	1,574	-	1,574
Shareholder dividends paid in cash	(691)	-	-	-	-	-	(691)
Contribution from (distribution to) non- controlling interest	-	-	-	-	36	-	36
Common shares issued, net	2	-	-	-	1	-	3
Capital contributions by parent	-	-	348	-	3,329	(3,677)	-
Return of capital to parent	-	-	-	-	(4)	4	-
Dividends paid to parent	-	-	-	(101)	(1,358)	1,459	-
Notes payable to affiliates	69	-	-	-	-	(69)	-
Notes payable to parent	-	-	-	-	(243)	243	-
Notes payable to subsidiaries	148	-	-	-	-	(148)	-
Cash provided by (used in) financing activities	$1,551	$421	$198	$(69)	$3,522	$(2,201)	$3,422

Cash and short-term securities
Increase (decrease) during the period	$36	$3	$(3,102)	$(251)	$(3,305)	$-	$(6,619)
Effect of exchange rate changes on cash and short-term securities	-	-	(251)	(35)	(53)	-	(339)
Balance, January 1	3	-	5,061	707	12,509	-	18,280
Balance, December 31	$39	$3	$1,708	$421	$9,151	$-	$11,322

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$3	$-	$5,339	$726	$12,737	$-	$18,805
Net payments in transit, included in other liabilities	-	-	(278)	(19)	(228)	-	(525)
Net cash and short-term securities, January 1	$3	$-	$5,061	$707	$12,509	$-	$18,280

End of period
Gross cash and short-term securities	$39	$3	$2,063	$443	$9,301	$-	$11,849
Net payments in transit, included in other liabilities	-	-	(355)	(22)	(150)	-	(527)
Net cash and short-term securities, December 31	$39	$3	$1,708	$421	$9,151	$-	$11,322

Supplemental disclosures on cash flow from operating activities:
Interest paid	$207	$18	$156	$4	$641	$(162)	$864
Interest received	$-	$-	$4,240	$424	$3,400	$(21)	$8,043

Manulife Financial Corporation – First Quarter 2011

Note 15 First time adoption of IFRS

As outlined in note 1, the Company has adopted IFRS as a replacement of previous Canadian GAAP effective January 1, 2011.  References to Canadian GAAP throughout this note relate to Canadian GAAP prior to the adoption of IFRS.  The Company’s opening Consolidated Statement of Financial Position was prepared at January 1, 2010, the Company’s date of transition to IFRS (the “Transition Date”) in accordance with the requirements of IFRS 1 “First-Time Adoption of International Financial Reporting Standards”.  This note explains the principal adjustments made by the Company in preparing the opening IFRS Consolidated Statement of Financial Position as at January 1, 2010 compared to the Consolidated Balance Sheet as at December 31, 2009 under Canadian GAAP and the required adjustments between IFRS and previous Canadian GAAP to total equity and total comprehensive income for the 2010 comparative periods.  Refer to note 2 “Future Accounting and Reporting Changes” in the Annual Financial Statements in the 2010 Annual Report for a description of the key differences between Canadian GAAP and IFRS, and the key accounting policy choices selected.

IFRS has been applied retrospectively, except for certain optional and mandatory exemptions from full retrospective application provided for under IFRS 1, as detailed below.

(a)	First time adoption elections:

Optional exemptions:

(i)	Business combinations
The Company has elected to apply IFRS 3 “Business Combinations” prospectively only to business combinations on or after the Transition Date.  As a result, business combinations prior to transition have not been restated.

(ii)	Share-based payment transactions
The Company elected to apply IFRS 2 “Share-based Payments” to all equity instruments granted after November 7, 2002 that had not vested by the Transition Date.  The Company applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at the Transition Date.

(iii)       Insurance contracts
The Company has elected to maintain the existing Canadian GAAP requirements under CALM for the measurement of its insurance contracts until the new IFRS standard for insurance contracts is completed and becomes effective.

(iv)	Fair value or revaluation value as deemed cost
The Company has elected to use amortized cost of own use property as the deemed cost at the Transition Date.  A revaluation of assets in this category was performed on Transition Date.

(v)	Employee benefits
The Company did not elect prospective application of the IFRS requirements for employee benefits and instead applied the requirements retrospectively.

(vi)  Currency translation differences
The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at the Transition Date.

(vii)	Designation of financial assets and financial liabilities
At the Transition Date, consistent with Canadian GAAP, the Company chose to designate bonds and stocks held to support insurance contract liabilities as FVTPL, with realized and unrealized changes in fair value recognized in income.  Bonds and stocks supporting the Company’s corporate and surplus segments and certain investment contracts have been classified as AFS under IFRS, which are carried at fair value with unrealized gains and losses recorded in Other Comprehensive Income.

Mandatory exemptions:

(viii)  Estimates
At the date of transition, the Company’s estimates under IFRS are consistent with estimates previously made under previous Canadian GAAP at the same date, after adjusting for differences in accounting policies.

Manulife Financial Corporation – First Quarter 2011

(ix)  Derecognition of financial assets and liabilities
The Company has applied the derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement prospectively to transactions occurring on or after January 1, 2004.

(x) Hedge accounting
The Company continued to apply hedge accounting only for those hedging relationships that met the hedge accounting criteria under IFRS.  Hedge accounting was discontinued at the Transition Date for any derivatives that did not meet the requirements for hedge accounting under IFRS.

(b) Summary of significant measurement differences between Canadian GAAP and IFRS:

Topic / Adjustment	Summary of differences
(i) Investment adjustments:
Real estate
▪Under Canadian GAAP is carried on a move-to-market measurement, with realized gains and losses deferred and amortized.  Under IFRS, the accounting for real estate follows two primary models:
▪Own use property – measured at depreciated cost less impairment
▪Investment property – the Company has elected to measure at fair value through earnings

Other invested assets
▪Agriculture – Under Canadian GAAP is recorded on a “move-to-market” basis similar to real estate.  Under IFRS is measured at fair value through earnings
▪Private equities – Are measured at historical cost less impairments under Canadian GAAP where significant influence is not held over the investment.  Under IFRS they are measured at fair value.
▪Impairments of available-for-sale equities – Under IFRS impairments are recognized when declines in the carrying values are significant or prolonged, irrespective of expectations of future recoveries of the carrying values.  Under Canadian GAAP the consideration of future recovery is permitted, resulting in additional impairment charges under IFRS.
▪Oil and gas investments – Asset retirement obligations associated with these investments are discounted using a risk-free discount rate under IFRS, as opposed to a risk-adjusted rate under Canadian GAAP.
▪Loan origination costs - Certain internal costs incurred to originate loans issued by Manulife Bank of Canada are included as an adjustment to the carrying value of the loan and are amortized into income over the effective life of the loan or mortgage under Canadian GAAP.  These internal costs are expensed as incurred under IFRS.
▪Hedge accounting - Certain hedge relationships under Canadian GAAP do not qualify for hedge accounting under IFRS and/or were subject to a change in hedge effectiveness testing and/or measurement.
▪Mortgage securitizations - Certain mortgages in third party securitization vehicles are accounted for on-balance sheet as secured borrowings under IFRS.  These transactions qualified for derecognition and are not recognized on-balance sheet under Canadian GAAP.
▪Foreign exchange gains/losses on debt instruments classified as Available-for-Sale - Are recorded in earnings under IFRS as opposed to other comprehensive income under Canadian GAAP.

Changes in insurance contract liabilities related to invested asset changes
▪Upon adoption of IFRS and until the new IFRS standard for insurance contracts is effective, the previous Canadian GAAP requirements for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, changes in the carrying value of the assets supporting insurance liabilities highlighted under “investment adjustments” above that are not the result of changes in expected future cash flows are largely offset by a corresponding change in insurance liabilities.

Manulife Financial Corporation – First Quarter 2011

ii) Actuarial adjustments
▪Product classification - The definition of insurance contracts under IFRS includes contracts that have significant insurance risk, while the Canadian GAAP definition is based on the form of the contract.  Certain contracts that do not now qualify as insurance contracts are measured as financial liabilities at amortized cost or fair value under IFRS.    Additionally, for those financial liabilities measured at amortized cost, acquisition costs that were not considered incremental to the issuance of the financial liability were expensed as incurred under IFRS.  Previously, these costs were included in the carrying amount of the policyholder liabilities under Canadian GAAP.
▪Embedded derivatives - Certain insurance contracts contain embedded derivatives under IFRS that are presented separately in other assets or other liabilities and measured at fair value through earnings.

(iii) Consolidation adjustments
▪IFRS requires the consolidation of all entities, including special purpose entities, over which the Company has control.  Several entities, including certain private equity investments and financing vehicles that were not consolidated under Canadian GAAP are consolidated under IFRS.

(iv) Corporate adjustments
▪Goodwill – Is tested at the cash generating unit level under IFRS, a more granular level than a reporting unit under Canadian GAAP, which resulted in an impairment charge upon transition to IFRS and in Q3 2010 and could result in more frequent impairment charges going forward under IFRS.
▪Investments in leveraged leases – Are measured in a similar manner to a capital lease with income recognized on an effective yield basis under IFRS.  Income is only recognized during the period in which the net investment in the lease is positive under Canadian GAAP.
▪Stock-based compensation – IFRS requires the use of the graded vesting method to account for share based compensation awards that vest in installments over the vesting period as opposed to straight line recognition applied under Canadian GAAP.
▪Employee future benefits – Actuarial gains and losses are determined using the fair value of plan assets under IFRS as opposed to the “market-related” value under Canadian GAAP.  Where plan benefits are improved under IFRS, past service costs are recognized in income on a straight-line basis until the benefits become vested, unless fully vested in which case they are recognized immediately.
▪Income tax accounting differences – liabilities are recorded for tax positions under IFRS based on a probability-weighted assessment of the outflows on the range of possible outcomes.  Under Canadian GAAP, emphasis is instead placed on the appropriateness of recognizing the tax benefit.  Specifically, a tax benefit is only recognized if it is probable that the tax position will be accepted by the relevant tax authority based on its technical merits.

Diluted earnings per share
▪Under IFRS, convertible financial instruments that contain features enabling the holder to convert their security into common shares must be included in the calculation of diluted earnings per share (“EPS”), irrespective of the likelihood of conversion.  Under Canadian GAAP, the inclusion or exclusion of such instruments in the calculation of diluted EPS is based on past experience and expectations of whether these instruments will be settled in cash rather than shares.  The impact of including certain convertible preferred shares and debentures issued by the Company in the calculation of diluted EPS resulted in a reduction of two cents and four cents for the first and fourth quarters of 2010, respectively, compared to diluted EPS for the same periods under Canadian GAAP.

Manulife Financial Corporation – First Quarter 2011

A summary of the various earnings impacts to total comprehensive income as a result of the adoption of IFRS is as follows:

	Three months ended March 31, 2010	Year ended December 31, 2010
Net income (loss) in accordance with Canadian GAAP	$1,148		$(312)
Add back: non-controlling interest	5		40
IFRS adjustments increasing (decreasing) reported net income
(i) Investment adjustments:
Real estate	(145)		(93)
Private equity	49		183
Agriculture	17		--
Hedge accounting	(33)		(73)
Oil and gas	15		19
Other invested assets	30		(6)
Changes in insurance contract liabilities related to invested asset changes	92		(47)
(ii) Actuarial adjustments:
Product classification	8		64
Embedded derivatives	2		(16)
(iii) Consolidation adjustments	33		(16)
(iv) Corporate adjustments:
Goodwill impairment	--		(1,291)
Investments in leveraged leases	119		150
Other adjustments	(37)		(87)
Income tax accounting differences	4		(26)
Non-controlling interest	(3)		18
Income tax adjustments on the above	(71)		(33)
Net income (loss) in accordance with IFRS	$1,233	$	(1,526)
Other comprehensive loss under Canadian GAAP	(555)		(1,058)
IFRS adjustments to other comprehensive income (loss) including amounts attributed to participating policyholders and non controlling interest on:
Change in unrealized gains on available-for-sale securities	--		34
Change in unrealized gains (losses) on cash flow hedges	(8)		14
Translation of self-sustaining foreign operations	51		183
Total comprehensive income in accordance with IFRS	$721		$(2,353)

Manulife Financial Corporation – First Quarter 2011

A summary of the various adjustments to total equity as a result of the adoption of IFRS is as follows:

As at	March 31, 2010	December 31, 2010	January 1, 2010
Total equity determined in accordance with Canadian GAAP(1)	$29,193	$26,740	$28,774
Reclassification of non-controlling interests to equity under IFRS	246	254	202
IFRS adjustments increasing (decreasing) reported equity
Retained earnings:
(i) Investment adjustments:
Real estate	52	97	194
Private equity	65	201	23
Agriculture	102	85	85
Hedge accounting	145	106	177
Oil and gas	(46)	(44)	(61)
Other invested assets	(131)	(166)	(160)
Changes in insurance contract liabilities related to invested asset changes	(243)	(376)	(333)
(ii) Actuarial adjustments:
Product classification	(109)	(53)	(117)
Embedded derivatives	(27)	(45)	(28)
(iii) Consolidation adjustments	(65)	(99)	(99)
(iv) Corporate adjustments:
Goodwill impairment	(734)	(2,025)	(734)
Investments in leveraged leases	(404)	(374)	(523)
Other adjustments	(80)	(146)	(51)
Income tax accounting differences	(155)	(185)	(159)
Income tax adjustments on the above	198	237	269
Currency translation account reset through equity	(5,144)	(5,144)	(5,144)
Accumulated other comprehensive income on:
Available-for-sale financial assets	49	82	51
Cash flow hedges	20	44	26
Currency translation	5,199	5,330	5,148
Non-controlling interest	32	156	36
Total equity determined in accordance with IFRS	$28,163	$24,675	$27,576

(1)  Canadian GAAP opening retained earnings as at January 1, 2010, included in Canadian GAAP total equity, have been restated.  Refer to note 1(q).

The Company did not have any material adjustments to the Consolidated Statements of Cash Flows upon first time adoption of IFRS.

(c)	Summary of key financial statement presentation differences between Canadian GAAP and IFRS are as follows:

Topic	Summary of differences
Amounts ceded under reinsurance arrangements
•Are included as part of: (i) policy liabilities on the statement of financial position, and (ii) premium income and policy benefits and expenses on the income statement under Canadian GAAP.  Under IFRS, these balances are presented on a gross basis on both the statement of financial position and income statement under IFRS.

Segregated funds
•Under Canadian GAAP are disclosed on the face of the statement of financial position, but not included in the total assets and liabilities.  Under IFRS, these balances are included in total assets and liabilities on the statement of financial position.

Manulife Financial Corporation – First Quarter 2011

Investments in leveraged leases
•Are classified as investments in capital leases within other investments under IFRS.  Previously, these investments were included in private placement bonds.  In addition, certain tax balances associated with the investments in leveraged leases were reclassified between deferred tax liabilities, other liabilities and other investments under IFRS.

Deferred tax assets
•Are disclosed separately on the face of the statement of financial position under IFRS.  Previously, these balances were included in miscellaneous assets under Canadian GAAP.
•Additionally, certain miscellaneous tax assets, previously included in deferred tax liabilities under Canadian GAAP are now presented in miscellaneous assets under IFRS.

Non-controlling interest
•Is included as a separate component of equity on the statement of financial position under IFRS.  Under Canadian GAAP, non-controlling interest is included in liabilities.  Under IFRS net income includes income attributable to non-controlling interest.  Total net income on the income statement is then attributed to controlling interests (shareholders and participating products) and non-controlling interests.  The determination of earnings per share will continue to exclude the income attributable to the non-controlling interests.

Note 16 Additional Annual Disclosures under IFRS

As these interim financial statements are the Company’s first financial statements prepared under IFRS, the following IFRS annual disclosures, that were not included in the Company’s most recent annual financial statements prepared in accordance with Canadian GAAP, have been included in these financial statements for the comparative annual period. Certain information and footnote disclosures were omitted or condensed where such information is not considered material to the understanding of the Company’s interim financial information. For additional disclosures, refer to the Company’s 2010 Annual Consolidated Financial Statements.

(a)	Invested assets

(i)	Other invested assets
Other invested assets include investment in associates accounted for using the equity method of accounting as follow:

As at December 31, 2010	Carrying value	% of total
Private equity and mezzanine debt	$16	1.6%
Timber	181	18.6%
Agriculture	224	23.0%
Affordable housing	379	39.0%
Other	173	17.8%
Total other investments	$973	100.0%

The Company’s share of profit from its investments in associates included in earnings for the year ended December 31, 2010 was $21.

For the year ended December 31, 2010, the Company did not receive dividends from any of its investments in associates.

(ii)      Real estate

A summary of the Company’s real estate assets by type is as follows:

As at December 31, 2010
Own use property(1)	$ 822
Investment property	5,531
$ 6,353

(1) Net of accumulated depreciation of $231

Manulife Financial Corporation – First Quarter 2011

(iii)	Own use real estate
Real estate held for own use consists of real estate and buildings, including buildings on leased land. Changes in own use real estate for the year ended December 31, 2010 can be summarized as follows:

For the year ended December 31, 2010
Balance at January 1,	$859
Additions	10
Disposals	(5)
Depreciation	(19)
Effect of movements in exchange rates	(23)
Balance at December 31,	$822

(iv)	Investment property
Investment property comprises a number of commercial properties that are leased to third parties. Investment property activity for the year can be summarized as follows:

For the year ended December 31, 2010
Balance at January 1,	$5,129
Acquisitions	579
Disposals	(50)
Foreign currency exchange	(97)
Change in fair value	(30)
Balance at December 31,	$5,531

The following table identifies the amounts included in investment income relating to investment property:

For the year ended December 31, 2010
Rental income from investment property	$265
Direct operating expenses that generated rental income	(135)
Net profit from investment property	$130

(v)	Mortgage securitization
As described in note 7(f) on page 129 of our Annual Consolidated Financial Statements in our 2010 Annual Report, the Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage backed securities under the Canadian Mortgage Bond Program (“CMB”), Government of Canada NHA MBS Auction program, as well as to other third party investors.  Additionally, the Company mitigates credit risk on certain mortgages through transfers to third party investors.  Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings, as described in note 1(d).

There are no expected credit losses on the mortgages that have been securitized under the Government of Canada CMB and NHA MBS programs and the HELOC securitization as they are government guaranteed. For the mortgages transferred to third party investors, credit risk is mitigated by the terms of the transfer arrangement. Benefits received from the transfers include interest spread between the asset and associated liability.

Manulife Financial Corporation – First Quarter 2011

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages, and the associated liabilities is as follows:
As at December 31, 2010	Securitized assets			Secured borrowing liabilities
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total
HELOC securitization	$500	$-	$500	$497
CMB securitization	439	42	481	481
NHA MBS securitization	46	1	47	47
Other	16	-	16	16

(b)	Derivative and hedging instruments

(i)	Embedded derivatives
Certain insurance contracts contain features that are classified as embedded derivative financial instruments and are measured separately at fair value though profit or loss including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits are considered embedded derivatives requiring separate measurement at fair value through profit or loss as the financial component contained in the reinsurance contracts does not contain significant insurance risk. At December 31, 2010, reinsurance ceded guaranteed minimum income benefits had a fair value of $1,111 and reinsurance assumed guaranteed minimum income benefits had a fair value of $85. Claims recovered under reinsurance ceded contracts offset the claim expense and claims paid on the reinsurance assumed are reported as contract benefits.

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder and contain a credit and interest rate risk that is a financial risk embedded in the underlying insurance contract. At December 31, 2010, these embedded derivatives had a fair value of $96.

Other financial instruments classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products, minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits.  These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they either contain insurance risk and/or are closely related to the insurance host contract.

(c)	Insurance contract liabilities and reinsurance assets

(i)      Insurance contract liabilities and reinsurance assets

Insurance contract liabilities are reported gross of reinsurance ceded and the ceded liabilities are reported separately as a reinsurance asset. Insurance contract liabilities, gross and net of reinsurance ceded, are shown below.

As at December 31, 2010
Gross insurance contract liabilities	$158,312
Impact of reinsurance asset	(7,832)
Net insurance contract liabilities	$150,480

Insurance contract liabilities include actuarial liabilities as well as benefits payable, provision for unreported claims, and policyholder amounts on deposit. The components of insurance contract liabilities are shown below.

Manulife Financial Corporation – First Quarter 2011

As at December 31, 2010
Gross actuarial liabilities	$149,674
Gross benefits payable and provision for unreported claims	2,478
Gross policyholder amounts on deposit	6,160
Impact of reinsurance asset	(7,832)
Net insurance contract liabilities	$150,480

Net insurance contract liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force.

Net insurance contract liabilities under IFRS retain the existing valuation methodology.  Net actuarial liabilities are determined using the Canadian Asset Liability Method, or CALM, as required by the Canadian Institute of Actuaries (“CIA”). Liabilities are set equal to the value in the statement of financial position of the assets required to support them.

The determination of net actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency.  Investment returns are projected using the current asset portfolios and projected re-investment strategies.

Each assumption is adjusted by a margin for adverse deviation. For fixed income returns, this margin is established by scenario testing that is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios.  For minimum guarantees on segregated fund products, the margin for adverse deviation for investment returns is done stochastically. For other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the net actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.  The gross actuarial liabilities are determined by discounting the gross policy cash flows using the same discount rate as the net CALM model discount rate.

The reinsurance asset is determined by taking the difference between the gross insurance contract liabilities and the net insurance contract liabilities. The reinsurance asset represents the benefit derived from reinsurance arrangements in force at the balance sheet date.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

Manulife Financial Corporation – First Quarter 2011

(ii)	Composition

The composition of insurance contract liabilities and reinsurance assets by line of business and reporting segment is as follows:

	Individual insurance
Insurance contract liabilities as at December 31, 2010	Participating	Non-participating	Annuities and pensions	Other insurance contract liabilities (1)	Total, net of reinsurance ceded	Total reinsurance ceded	Total, gross of reinsurance ceded
Asia Division	$14,239	$3,792	$2,310	$1,038	$21,379	$288	$21,667
Canadian Division	8,164	13,123	14,091	6,939	42,317	2,302	44,619
U.S. Insurance	19,398	20,974	23	17,424	57,819	3,591	61,410
U.S. Wealth Management	-	-	27,697	53	27,750	1,412	29,162
Reinsurance Division	-	1,186	-	276	1,462	150	1,612
Corporate and Other	-	-	-	(247)	(247)	89	(158)
Total, net of reinsurance ceded	$41,801	$39,075	$44,121	$25,483	$150,480	$7,832	$158,312
Total reinsurance ceded	$612	$4,450	$1,464	$1,306	$7,832
Total gross of reinsurance ceded	$42,413	$43,525	$45,585	$26,789	$158,312

(1)	Other insurance contract liabilities include group insurance, and individual and group health including long-term care insurance.

(iii)	Change in insurance contract liabilities
The change in insurance contract liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the year ended December 31, 2010	Net actuarial liabilities	Other insurance contract liabilities (1)	Net insurance contract liabilities	Reinsurance asset	Gross insurance contract liabilities
Balance, January 1	$132,519	$7,380	$139,899	$8,044	$147,943
New policies	3,133	-	3,133	399	3,532
Normal in-force movement	7,817	888	8,705	538	9,243
Changes in methods and assumptions	2,888	(9)	2,879	(879)	2,000
Currency impact	(3,911)	(225)	(4,136)	(270)	(4,406)
Balance, December 31	$142,446	$8,034	$150,480	$7,832	$158,312

(1)	Other insurance contract liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

(iv)	Insurance contracts’ contractual obligations

Insurance contracts give rise to obligations fixed by agreement.  As at December 31, 2010, the Company’s contractual obligations and commitments relating to insurance contracts are as follows:

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Insurance contract liabilities (1)	$10,864	$10,940	$12,712	$448,017	$482,533

(1)
Insurance contract liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts, These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities.  These amounts are undiscounted and reflect recoveries from reinsurance agreements.  Due to the use of assumptions, actual cash flows may differ from these estimates.  Cash flows include embedded derivatives measured separately at fair value.

(d)	Investment contract liabilities

Investment contract liabilities do not contain “significant insurance risk” and are measured either at fair value or at amortized cost.

Manulife Financial Corporation – First Quarter 2011

(i)           Investment contracts measured at fair value
Investment contract liabilities measured at fair value are shown below.

As at December 31, 2010
Asia Division	$812
U.S. Division	5
Investment contract liabilities	$817

The change in liabilities during the year for investment contracts measured at fair value was a result of the following:

For the year ended December 31,	2010
Balance, January 1	$882
New policies	2
Changes in market conditions	-
Changes in credit spreads	-
Changes in methods and assumptions	1
Redemptions, surrenders and maturities	(43)
Currency impact	(25)
Balance, December 31	$817

For the year ended December 31, 2010, the total net gains relating to investment contracts at fair value were $40.

(ii)	Investment contracts measured at amortized cost
Investment contract liabilities measured at amortized cost are shown below.  The fair value associated with these contracts is also shown for comparative purposes.

As at December 31, 2010
	Amortized cost	Fair value
U.S. medium term notes	$1,078	$1,123
U.S. annuity certain products	836	769
Canadian annuity certain products	259	288
Investment contract liabilities	$2,173	$2,180

The change in liabilities during the year for investment contracts measured at amortized cost was a result of the following business activities:

For the year ended December 31, 2010
Balance, January 1	$2,897
New policy deposits	293
Renewal deposits	-
Interest	122
Withdrawals	(1,035)
Fees	3
Other	(2)
Currency impact	(105)
Balance, December 31	$2,173

For the year ended December 31, 2010, the total net gains relating to investment contracts measured at amortized cost were $619.

Medium term notes offer a specified guaranteed fixed or floating rate of return based on external market indices and are comprised of the following contractual terms.

Manulife Financial Corporation – First Quarter 2011

As at December 31, 2010	Issue date	Maturity date	Carrying value
4.280% SGD Medium term notes	February 22, 2001	February 22, 2011	$79
6.500% USD Medium term notes	February 28, 2001	March 1, 2011	305
6.000% GBP Medium term notes	May 11, 2001	July 12, 2011	239
EURIBOR3 + 35bps EUR Medium term notes	June 26, 2002	June 25, 2012	69
5.000% USD Medium term notes	September 24, 2003	September 30, 2013	50
4.670% HKD Medium term notes	March 16, 2004	March 17, 2014	32
5.250% USD Medium term notes	February 18, 2003	February 25, 2015	304
Total carrying value			$1,078
Fair value			$1,123

The carrying value of the medium term notes is amortized at the effective interest rates which exactly discount the contractual cash flows to the net carrying amount of the liabilities at issue.

The fair value of the medium term notes is determined using a discounting cash flow approach based on current market interest rates adjusted for the Company’s own credit standing.

Annuity certain products are typically issued to provide guaranteed income payments for a contractually determined period of time, irrespective of policyholder survival or death.  The carrying value of these non-life contingent annuities are amortized at a rate that exactly discounts the projected actual cash flows to the net carrying amount of the liability at issue.

The fair value of annuity certain products is determined by projecting cash flows according to the contract terms and discounting the cash flows at current market rates adjusted for the Company’s own credit standing.

(iii)	Investment contracts contractual obligations
Investment contracts give rise to obligations fixed by agreement.  As at December 31, 2010, the Company’s contractual obligations and commitments relating to investment contracts are as follows:

Payment due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Investment contract liabilities (1)	$932	$555	$666	$2,043	$4,196

(1)	Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.

(e)	Risk management

(i)	Liquidity risk

Maturity of financial liabilities (1), (2)
The following table outlines the expected maturity of the Company’s significant financial liabilities. The expected maturity dates are based on estimates made by management.

As at December 31, 2010	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$406	$350	$3,047	$2,038	$5,841
Capital instruments	550	-	-	3,110	3,660
Derivative liabilities	97	366	302	2,522	3,287
Bank deposits	13,558	1,462	1,157	123	16,300

(1)	The amounts shown above are net of the related unamortized deferred issue costs.

(2)
Class A preferred shares, Series 1 are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 19, 2015.  These shares have not been included in the above table.

(ii)	Credit risk

Concentration risk
The geographic concentration of the Company’s insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

Manulife Financial Corporation – First Quarter 2011

At December 31, 2010
	Gross liabilities	Reinsurance assets	Net liabilities
United States and Canada	$137,859	$(7,517)	$130,342
Europe	28	-	28
Asia and other	23,596	(315)	23,281
Total insurance and investments contract liabilities, including embedded derivatives	$161,483	$(7,832)	$153,651

(f)	Long-term debt

As at December 31, 2010
3.40% Senior notes (US$600)	$593
4.90% Senior notes (US$500)	493
4.079% Medium term notes	896
4.896% Medium term notes	997
7.768% Medium term notes	597
5.161% Medium term notes	549
5.505% Medium term notes	399
4.67% Medium term notes	350
4.448 % fixed/floating Senior debentures	548
Other notes payable	419
Total long-term debt	$5,841
Fair value	$6,081

On December 14, 2006, Manulife Finance (Delaware) LP (“MFLP”), a wholly-owned partnership, issued $550 of senior debentures which mature on December 15, 2026 and bear interest at the rate of 4.448% per annum payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers’ Acceptance Rate plus 1.50%, payable quarterly.

The senior debentures are redeemable in whole or in part, prior to December 15, 2016 at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 14 basis points and on or after December 15, 2016 at par, in each case together with accrued and unpaid interest.  Upon certain tax changes, the senior debentures are redeemable as a whole, at the fair market value, together with accrued and unpaid interest.

Other notes payable are comprised of fixed rate notes bearing interest at rates ranging from 6.1% to 12.1% and maturing in varying amounts to 2015.

(g)	Income taxes

Components of the income tax recovery are as follows:

For the year ended December 31, 2010
Current tax
Current year	$(133)
Adjustments to prior year	(192)
(325)
Deferred tax
Reversal of temporary differences	(474)
Income tax recovery	$(799)

The effective income tax rate reported in the Consolidated Statements of Income varies from Canadian tax rate of 30 per cent for the year ended December 31, 2010 for the following reasons:

Manulife Financial Corporation – First Quarter 2011

Reconciliation of income tax recovery

For the year ended December 31, 2010
Net loss before income taxes	$(2,325)
Income tax (recovery) expense at Canadian statutory tax rate	$(697)
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(131)
Differences in tax rate on income not subject to tax in Canada	(509)
General business tax credit	(58)
Goodwill Impairment	810
Other adjustment to current tax related to current tax of prior year	(192)
Unused tax losses not recognized as deferred tax assets	21
Other adjustments related to prior years	(43)
Income tax recovery	$(799)

  Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and they relate to the same tax authority on the same taxable entity.

As at December 31, 2010
Deferred income tax assets
Loss carry forward	$1,189
Actuarial liabilities	1,768
Tax credits	545
Accrued interest	380
Deferred income tax assets	$3,882

Deferred income tax liability
Real estate	$(424)
Securities and other investments	(1,682)
Sale of invested assets	(373)
Intangible assets	(580)
Other	(90)
Deferred income tax liability	$(3,149)
Net deferred income tax liability	$733

Deferred tax assets are recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

Deferred tax assets and liabilities
	Real estate	Securities and other investments	Sales of invested assets	Intangible assets	Actuarial liabilities	Loss carry- forwards	Accrued interest	Tax credits	Other	Total
Balance at January 1, 2010	$(256)	$(1,916)	$(430)	$(586)	$1,673	$1,024	$322	$475	$(77)	$229
Recognized in profit or loss	(174)	84	57	(18)	171	209	76	95	(26)	474
Recognized in other comprehensive income	-	111	-	-	-	-	-	-	54	165
Recognized in equity	-	-	-	-	4	-	-	-	(46)	(42)
Net exchange differences	6	40	-	24	(80)	(43)	(18)	(25)	3	(93)
Balance December 31, 2010	$(424)	$(1,681)	$(373)	$(580)	$1,768	$1,190	$380	$545	$(92)	$733

The Company is subject to income tax laws in various jurisdictions.  Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes and deferred tax represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the

Manulife Financial Corporation – First Quarter 2011

transactions and events during the period.   The Company may be required to change its provision for income taxes or deferred tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining the amount of deferred tax asset to recognize change significantly, or when receipt of new information indicates the need for adjustment in the amount of deferred tax to be recognized.  Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the consolidated financial statements in the year these changes occur.

(h)	Employee future benefits

As at December 31, 2010	Pension benefits	Post-employment benefits
Deficit	$874	$440
Unrecognized net actuarial losses	(839)	(25)
Effect of asset limit	3	-
Net defined benefit liability	$38	$415

Overall, the Company’s funded or partially funded defined benefit pension and other post-employment benefit plans consist of assets of $3,214 and obligations of $3,492.  Obligations for unfunded pension plans and other post-employment benefit plans total $1,036.

The Company’s best estimate of expected payments for employee future benefits for the year ending December 31, 2011 is $86 for defined benefit pension plans, $ 72 for defined contribution pension plans and $57 for post-employment benefit plans.

Sensitivity of key assumptions
The impact of a 1% increase (or decrease) in the healthcare cost trend rate on the aggregate service and interest cost for the other post-employment benefit plans is a $3 increase (or $2 decrease) in cost.

Historical Information

As at and for the year ended December 31, 2010	Pension benefits	Post-employment benefits
Defined benefit obligation	$3,743	$785
Fair value of plan assets	2,869	345
Deficit	874	440
Experience loss adjustment on defined benefit obligation	132	7
Experience (gain) adjustment on assets	(172)	(16)

Manulife Financial Corporation – First Quarter 2011

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers
and other investors requiring financial
information may contact our Investor
Relations Department or access our
Web site at www.manulife.com.
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding
your share account, including dividends,
changes of address or ownership, lost
certificates, to eliminate duplicate
mailings or to receive shareholder
material electronically, please contact
our Transfer Agents in Canada, the United
States, Hong Kong or the Philippines. If you
live outside one of these countries please
contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416 643-6268
Toll Free: 1 800 783-9495
Fax: 1 877 713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com

CIBC Mellon offices are also located in
Montreal, Halifax, Vancouver and Calgary.

United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310 USA
Or
P.O. Box 358015
Pittsburgh, PA 15252-8015 U.S.A.
Telephone: 1 800 249-7702
E-mail: shrrelations@bnymellon.com
Online: www.bnymellon.com/shareowner/
equityaccess

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555
Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing, Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2011, Manulife Financial had total capital of Cdn$28.6 billion, including Cdn$22.9 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 21 ratings)
Dominion Bond Rating Service	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at March 31, 2011, there were 1,783 million common shares outstanding.

January 1 – March 31, 2011	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$18.96	$19.27	$149.2	P 820
Low	$16.26	$16.56	$128.5	P 700
Close	$17.18	$17.69	$137.1	P 707
Average Daily Volume (000)	5,157	2,769	380	0.4

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholders Reports

•	Public Accountability Statement

•	Corporate Governance material

Manulife Financial Corporation – First Quarter 2011

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:

•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

To view, download and/or save the materials you will require access to an Internet service provider and a personal computer with Adobe Acrobat Reader™ and either Netscape Navigator™ or Microsoft Internet Explorer™ installed.

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To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

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Please note: We will contact you by phone only if there is a problem with your email address.
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Manulife Financial Corporation – First Quarter 2011